Exhibit 2.1

Execution Version

ASSET PURCHASE AND SALE AGREEMENT

between

MERRIMACK PHARMACEUTICALS, INC.,

a Delaware Corporation;

and

IPSEN S.A.,

a Société Anonyme;

Dated as of January 7, 2017

i

Article III

REPRESENTATIONS AND WARRANTIES OF BUYER

3.1	Organization	26
3.2	Authorization of Transaction	26
3.3	Noncontravention; Consents	26
3.4	Broker’s Fees	27
3.5	Litigation	27
3.6	Sufficiency of Funds	27
3.7	Information Supplied	27
3.8	No Other Representations or Warranties	27

Article IV

PRE-CLOSING COVENANTS

4.1	Operation of Business	28
4.2	Access	29
4.3	Governmental Approvals and Consents	30
4.4	Notices of Certain Events	33
4.5	Release of Encumbrances	33
4.6	Supply Agreements	33
4.7	No Solicitation by Seller; Seller Board Recommendation	34
4.8	Preparation of the Proxy Statement; Seller Stockholders’ Meeting	36

Article V

CONDITIONS PRECEDENT TO CLOSING

5.1	Conditions to the Obligations of Each Party	37
5.2	Conditions to Obligations of Buyer	38
5.3	Conditions to Obligations of Seller	39

Article VI

INDEMNIFICATION

6.1	Indemnification by Seller	39
6.2	Indemnification by Buyer	40
6.3	Claims for Indemnification	40
6.4	Survival	42
6.5	Limitations	42
6.6	Right of Setoff	44
6.7	Overdue Payments	44
6.8	Adjustment to Purchase Price	44

Article VII

TERMINATION

7.1	Termination of Agreement	44
7.2	Effect of Termination	45

Article VIII

TAX MATTERS

8.1	Certain Tax Matters	47
8.2	Withholding Taxes	48
8.3	Tax Refunds	48
8.4	Tax Contests	49
8.5	Tax Allocation	49

Article IX

FURTHER AGREEMENTS

9.1	Post-Closing Information	50
9.2	Disclosure Generally	50
9.3	Certain Employee Benefits Matters	50
9.4	Shire Milestone Payment	54
9.5	Use of Names	55
9.6	Seller Trademarks	55
9.7	Confidentiality	56
9.8	Bulk Sales Waiver	57
9.9	Restrictive Covenants	57
9.10	FDA Letters	58
9.11	Available Cash	58

Article X

MISCELLANEOUS

10.1	Certain Definitions	58
10.2	Terms Defined Elsewhere	68
10.3	Press Releases and Announcements	70
10.4	No Third Party Beneficiaries	70
10.5	Entire Agreement	71
10.6	Succession and Assignment	71
10.7	Counterparts	71
10.8	Notices	71
10.9	Governing Law; Jurisdiction	72
10.10	Amendments and Waivers	73

10.11	Severability	73
10.12	Expenses	73
10.13	Specific Performance	74
10.14	Construction	74
10.15	Waiver of Jury Trial	75

Exhibits

Exhibit A	–	Form of Assumption Agreement
Exhibit B	–	Form of Bill of Sale
Exhibit C	–	Form of IP License Agreement
Exhibit D	–	Form of Patent Assignment Agreement
Exhibit E	–	Form of Domain Name Assignment Agreement
Exhibit F	–	Form of Trademark Assignment Agreement
Exhibit G	–	Form of Transition Services Agreement
Exhibit H	–	Form of Sublease
Exhibit I	–	Form of Seller FDA Letters
Exhibit J	–	Form of Buyer FDA Letters
Exhibit K	–	Form of Escrow Agreement

Disclosure Letter

Section 1.1(a)(ii)	–	Transferred Registrations
Section 1.1(a)(iii)	–	Assigned Contracts
Section 1.1(a)(iv)	–	Transferred Permits
Section 1.1(a)(v)	–	Registered Intellectual Property
Section 1.1(a)(xii)	–	Credits and Prepaid Expenses
Section 1.1(a)(xiii)	–	Transferred Equipment
Section 1.1(b)	–	Excluded Assets
Section 1.1(c)	–	Assumed Liabilities
Section 1.1(d)	–	Excluded Liabilities
Section 1.2(e)	–	GAAP Consistently Applied
Section 2.2	–	Title to Assets
Section 2.4	–	Non-Contravention; Consents
Section 2.8(b)	–	Leased Real Property
Section 2.8(c)	–	Leased Real Property Condition
Section 2.9	–	Registered Business IP
Section 2.10	–	Material Contracts
Section 2.11	–	Material Suppliers
Section 2.12	–	Litigation
Section 2.14	–	Transferred Inventory
Section 2.15(c)	–	Business Employee Information
Section 2.16	–	Business Benefit Plans
Section 2.17(b)	–	Required Permits
Section 2.20	–	Sufficiency of Assets
Section 4.1(b)	–	Interim Operating Covenants
Section 4.2	–	Requested Audits

Section 4.6	–	Supply Agreements
Section 5.2(f)	–	Accepted Binding Purchase Orders
Section 5.2(i)	–	Third Party Consents
Section 6.1(e)	–	Seller Indemnification Matters
Section 9.2	–	Knowledge of Seller
Section 9.3(a)		Hire and Transition Hire Employees
Section 9.3(c)	–	Non-Contingent Retention Bonuses
Section 9.5	–	Restricted Names
Section 9.6	–	Seller Trademarks

v

ASSET PURCHASE AND SALE AGREEMENT

This ASSET PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of January 7, 2017 between Merrimack Pharmaceuticals, Inc., a Delaware corporation (“Seller”), and Ipsen S.A., a société anonyme duly organized and existing under the laws of France (“Buyer”). Seller and Buyer are sometimes referred to herein individually as a “Party” and together as the “Parties.”

INTRODUCTION

Seller is engaged in business operations and activities involving or relating to developing, manufacturing and commercializing the Transferred Products (the “Commercial Business”).

Seller desires to sell, convey, assign, transfer and deliver to Buyer, and Buyer desires to purchase, acquire and accept from Seller, certain assets and rights, and assume, pay, perform and discharge from Seller certain liabilities related to the Commercial Business, upon the terms and subject to the conditions set forth herein.

In consideration of the respective representations, warranties, covenants and agreements herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

ASSET PURCHASE

1.1    Sale of Assets; Assumption of Liabilities.

(a)    Transfer of Assets. On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer and its assignees under Section 10.6 hereof (collectively, the “Buyer Group”), and Buyer shall, or shall cause the applicable member of the Buyer Group to, purchase, acquire and accept assignment from Seller or another member of the Seller Group, all of the Seller Group’s right, title and interest in and to the following assets that are owned, leased, licensed or otherwise held by the Seller Group (collectively, the “Acquired Assets”), free and clear of all Encumbrances (other than Permitted Encumbrances):

(i)    all rights to perform research with respect to, Develop (including clinical development), manufacture, sell, distribute, license, promote and use (or cause to be performed, Developed, manufactured, sold, distributed, licensed, promoted and used) the Transferred Products, including all rights and claims to all clinical study data, reports and analyses to the extent related to the Transferred Products;

(ii)    the Transferred Registrations;

(iii)    (A) all Contracts exclusively related to the Commercial Business and any rights or claims arising thereunder, including the Contracts listed on Section 1.1(a)(iii)(A)

of the Seller Disclosure Letter and (B) the portion of all Shared Contracts, to the extent related to the Commercial Business, listed on Section 1.1(a)(iii)(B) of the Seller Disclosure Letter ((A) and (B), collectively, the “Assigned Contracts”);

(iv)    other than the Transferred Registrations, all qualifications, licenses, permits, registrations, clearances, applications, submissions, variances, exemptions, filings, approvals and authorizations which relate primarily to the Commercial Business (collectively, “Permits”) that are transferable and that have been issued by any Governmental Entity, including those identified on Section 1.1(a)(iv) of the Seller Disclosure Letter (the “Transferred Permits”), to the extent transferable;

(v)    all Intellectual Property that is primarily related to the Commercial Business or the Transferred Products, including the registered Intellectual Property identified on Section 1.1(a)(v) of the Seller Disclosure Letter, and including: (A) any such rights which an employee, inventor, author, third party is obligated by contract, statute or otherwise to assign to Seller; (B) all rights of action arising from the foregoing, including all claims for damages by reason of present, past and future infringement, misappropriation, violation misuse or breach of contract in respect of the foregoing; (C) present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach; (D) all income, royalties and any other payments now and hereafter due and/or payable to Seller in respect of the foregoing; and (E) all Transferred IP Documentation (collectively, the “Transferred IP”);

(vi)    all documentation or other tangible embodiments that comprise, embody, disclose or describe the Transferred IP, including engineering drawings, technical documentation, databases, spreadsheets, business records, inventors’ notebooks, invention disclosures, digital files, software code and patent, trademark and copyright prosecution files, including any such files in the custody of outside legal counsel (collectively, the “Transferred IP Documentation”);

(vii)    all brochures and other promotional and printed materials, trade show materials (including displays), videos, web pages, advertising and/or marketing materials (all in physical form, .pdf, quark, or other electronic file and camera-ready artwork), including, but not limited to, all materials used by field medical affairs personnel and field reimbursement managers and/or payer teams in Seller’s or any of its affiliates’, suppliers’ or other third party service providers’ possession and, in each case, to the extent (A) controlled by Seller as of the Closing Date, (B) used in connection with the promotion, advertisement, marketing or sale of the Transferred Products and (C) transferable in compliance with applicable Laws;

(viii)    (A) copies of all customer and supplier lists, marketing studies, consultant reports, books and records (financial, laboratory and otherwise), files, invoices, billing records, distribution lists, manuals (in all cases, in any form or medium), patient support and market research programs and related databases, and all complaint files and adverse event files, in each case, to the extent (1) related to the Transferred Products or the Commercial Business and transferable in compliance with applicable Laws and (2) in

Seller’s or any of its affiliates’ possession or under its control as of the Closing Date; and (B) copies of any personnel files or other items related to any New Buyer Employee to the extent transferable in compliance with applicable Laws;

(ix)    copies of any personnel files or other items related to any New Buyer Employee to the extent transferable in compliance with applicable Laws;

(x)    all Transferred Product Records, to the extent not covered by any of the foregoing;

(xi)    any and all Closing Product Inventory, active pharmaceutical ingredients and any other raw materials, work-in-progress materials, package inserts, packaging and labeling materials, supplies and other inventories used in the manufacturing or production of any Transferred Product (collectively, the “Transferred Inventory”);

(xii)    except as set forth in Section 1.1(a)(xii) of the Seller Disclosure Letter, all credits, prepaid expenses (including prepaid PDUFA and GDUFA fees), deferred charges, advance payments, security deposits and prepaid items to the extent primarily related to the Commercial Business;

(xiii)    (A) all other tangible equipment, furniture, furnishings, fixtures, vehicles, tools, desktops, laptops, tablets and smartphones (and all associated documentation, technical information, installation, qualification and maintenance instructions), in each case, to the extent primarily utilized by a New Buyer Employee; (B) all other infrastructure, wires, utility systems, access controls, parts, computer hardware (including servers, integrated computer systems, central processing units and memory units) and other tangible property exclusively related to the Commercial Business; (C) the equipment listed on Section 1.1(a)(xiii) of the Seller Disclosure Letter; and (D) to the extent transferable, all warranties and guarantees, if any, express or implied, in connection with clauses (A), (B) and (C).

(xiv)    all accounts, accounts receivable and other receivables (whether or not billed) to the extent arising out of sales of the Transferred Products or relating primarily to the Commercial Business, including for the avoidance of doubt, any accounts receivable for milestone payments under the License and Collaboration Agreement (collectively, the “Transferred Accounts Receivable”); provided that the Transferred Accounts Receivable shall not include the Shire Milestone Payments, whether paid prior to, at, or following the Closing;

(xv)    all the goodwill of the Commercial Business; and

(xvi)    the right to receive the Reimbursement Amount pursuant to Section 9.4.

Notwithstanding anything to the contrary in this Agreement, the Acquired Assets shall not include any assets of Seller other than those identified in this Section 1.1(a).

(b)    Excluded Assets. It is expressly understood and agreed that, notwithstanding anything to the contrary set forth herein, “Excluded Assets” means all assets, properties and rights of Seller other than the Acquired Assets, including, but not limited to, those set forth on Section 1.1(b) of the Seller Disclosure Letter.

In the event of any inconsistency or conflict that may arise in the application or interpretation of this definition or the definition of “Acquired Assets,” for purposes of determining what is and is not an Excluded Asset or an Acquired Asset, the explicit inclusion of an item on Section 1.1(b) of the Seller Disclosure Letter shall take priority over any textual provision of this definition that would otherwise operate to exclude such asset from the definition of “Excluded Assets” or include such asset in the definition of “Acquired Assets,” as applicable.

(c)    Assumed Liabilities. On the Closing Date, Buyer shall deliver to Seller one or more assumption agreements in the form attached hereto as Exhibit A (the “Assumption Agreements”), pursuant to which Buyer, on and as of the Closing Date, shall assume and agree to pay, perform and discharge when due only the following Liabilities relating to the Commercial Business and the Acquired Assets (the “Assumed Liabilities”), and Buyer does not hereby assume or become obligated to pay or perform any other Liabilities of the Seller Group that arise out of or in respect of the Commercial Business or any of its operations on or prior to the Closing, except for the following:

(i)    all Liabilities identified on Section 1.1(c) of the Seller Disclosure Letter;

(ii)  all Liabilities under the Assigned Contracts (but, for the avoidance of doubt, only the assumed portions of the Shared Contracts) (other than any Liability arising out of or relating to a breach of any Assigned Contract by any party thereto that occurred prior to the Closing);

(iii)  all Liabilities (A) related to Buyer’s employment of New Buyer Employees arising following the Closing or (B) for payment of (i) the 2017 Bonuses and (ii) the Non-Contingent Bonuses, for each of clauses (i) and (ii), to the extent payable under Section 9.3;

(iv)  all open purchase orders and trade and other accounts payable to the extent related to the operation of the Commercial Business or the Transferred Products; and

(v)  all Liabilities relating to, arising out of or resulting from product liability claims for the Transferred Products, arising out of or relating to any claim, complaint, action, suit, proceeding, hearing or investigation commenced after the Closing, except to the extent that Seller is required to indemnify any Buyer Indemnified Party pursuant to the terms of this Agreement with respect to any such claim, action, suit, proceeding or investigation.

(d)    Excluded Liabilities. It is expressly understood and agreed that, notwithstanding anything to the contrary in this Agreement, Buyer shall not assume any Liabilities of the Seller Group (whether or not related to the Commercial Business or the

Acquired Assets) other than the Assumed Liabilities (such Liabilities of the Seller Group other than the Assumed Liabilities, including, but not limited to, (i) those Liabilities set forth on Section 1.1(d) of the Seller Disclosure Letter, (ii) any Indebtedness of the Seller Group and (iii) any expenses incurred by, or for the benefit of, the Seller Group or their affiliates in connection with the preparation, execution or consummation or performance of the transactions contemplated by this Agreement and the Related Agreements, including all legal, accounting, tax, investment banking and other professional fees and expenses, the “Excluded Liabilities”) and the Excluded Liabilities shall remain the sole obligation and responsibility of the Seller Group.

In the event of any inconsistency or conflict that may arise in the application or interpretation of this definition or the definition of “Assumed Liabilities,” for purposes of determining what is and is not an Excluded Liability or an Assumed Liability, the explicit inclusion of an item on Section 1.1(d) of the Seller Disclosure Letter shall take priority over any textual provision of this definition that would otherwise operate to exclude such Liability from the definition of “Excluded Liabilities” or include such Liability in the definition of “Assumed Liabilities,” as applicable.

1.2    Consideration.

(a)    Upfront Consideration. As partial consideration for the Acquired Assets, and subject to the terms and conditions of this Agreement, Buyer shall assume the Assumed Liabilities and shall pay to Seller, by wire transfer of immediately available funds, (i) the Base Purchase Price, less (ii) the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital, plus (iii) the amount, if any, by which the Estimated Net Working Capital is greater than the Target Net Working Capital (the “Upfront Payment”), subject to adjustment pursuant to Section 1.4 and Article VI.

(b)    Contingent Consideration. As additional consideration for the Acquired Assets, Buyer shall pay to Seller, pursuant to this Section 1.2(b), the contingent payment (each a “Contingent Payment”) set forth below based on the achievement by or on behalf of Buyer or its affiliates, licensees, sublicensees or transferees of the corresponding Milestone Event set forth in the table below. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, a Contingent Payment shall be due and payable only once (and only one Contingent Payment shall be payable with respect to any Milestone Event) and shall be paid by Buyer to Seller promptly, but in no event later than forty-five (45) calendar days following the occurrence of the applicable Milestone Event by wire transfer of immediately available funds to the account designated in writing by Seller to Buyer. For the avoidance of doubt, the Milestone Events need not be achieved in any order and a Contingent Payment with respect to any Milestone Event may be paid before another Contingent Payment with respect to any other Milestone Event.

Milestone Event	Contingent Payment
FL Approval	U.S.$225,000,000
SCL Approval	U.S.$150,000,000
AI Approval	U.S.$75,000,000

(c)    Diligence. From and after the Closing, Buyer shall use Commercially Reasonable Efforts to Develop ONIVYDE to achieve the Milestone Events.

(d)    Overdue Payments. Any Contingent Payment not paid when due shall bear interest from the due date until the date of payment thereof at a per annum rate equal to 2.00% plus the three (3)-month U.S. Dollar LIBOR rate in effect on the date such payment is required to be made, from time to time, effective from the date that payment was due, compounded monthly, provided that interest shall not accrue at a rate that exceeds the maximum rate permitted by applicable Law.

(e)    Pre-Closing Statement. No later than three (3) Business Days prior to the Closing Date, Seller shall have delivered to Buyer a good faith estimate of the Net Working Capital as of the close of business on the Closing Date (such estimate, the “Estimated Net Working Capital”) prepared in accordance with GAAP Consistently Applied.

1.3    The Closing.

(a)    Time and Location. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 9:00 a.m., Eastern Time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 500 Boylston Street, Boston, Massachusetts 02116 as soon as possible but in no event later than the third (3rd) Business Day following the satisfaction or waiver of the last of the conditions set forth in Article V to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at Closing), unless another date or place is agreed to in writing by Seller and Buyer; provided that, subject to Section 7.1(d)(ii), if any of the conditions set forth in Article V are no longer satisfied or (to the extent permitted) waived on such third (3rd) Business Day, then the Closing shall take place on the first (1st) Business Day on which all such conditions shall have been satisfied or (to the extent permitted) waived. The date on which the Closing actually occurs will be the “Closing Date”.

(b)    Actions at the Closing. At the Closing:

(i)    Seller shall deliver (or cause to be delivered) to Buyer the various certificates, instruments and documents required to be delivered under Section 5.2 not otherwise listed in this Section 1.3(b);

(ii)    Buyer shall deliver (or cause to be delivered) to Seller the various certificates, instruments and documents required to be delivered under Section 5.3 not otherwise listed in this Section 1.3(b);

(iii)    Seller and Buyer shall deliver (or cause to be delivered) to the other one or more executed Bills of Sale in substantially the form attached hereto as Exhibit B (collectively, the “Bill of Sale”);

(iv)    Seller and Buyer shall deliver (or cause to be delivered) to the other an executed Intellectual Property License Agreement in substantially the form attached hereto as Exhibit C (the “IP License Agreement”);

(v)    Seller and Buyer shall deliver (or cause to be delivered) to the other an executed Patent Assignment Agreement, in substantially the form attached hereto as Exhibit D (the “Patent Assignment Agreement”);

(vi)    Seller and Buyer shall deliver (or cause to be delivered) to the other an executed Domain Name Assignment Agreement, in substantially the form attached hereto as Exhibit E (the “Domain Name Assignment Agreement”);

(vii)    Seller and Buyer shall deliver (or cause to be delivered) to the other an executed Trademark Assignment Agreement, in substantially the form attached hereto as Exhibit F (the “Trademark Assignment Agreement” and, together with the Patent Assignment Agreement and the Domain Name Assignment Agreement, the “IP Assignment Agreements”);

(viii)    Seller and Buyer shall deliver (or cause to be delivered) to the other one or more executed Assumption Agreements and such other instruments as Seller may reasonably request in order to effect the assignment to, and assumption by, Buyer of certain of the Acquired Assets and the Assumed Liabilities;

(ix)    Seller shall deliver (or cause to be delivered) or otherwise make available (or cause to be made available) to Buyer the Transferred Product Records;

(x)    Seller and Buyer shall deliver (or cause to be delivered) to the other an executed Transition Services Agreement in substantially the form attached hereto as Exhibit G (the “Transition Services Agreement”);

(xi)    Seller and Buyer shall deliver (or cause to be delivered) to the other an executed Sublease in substantially the form attached hereto as Exhibit H (the “Sublease”);

(xii)    Seller shall deliver (or cause to be delivered) such other certificates, documents, instruments and writings as shall be reasonably requested by Buyer to effectively vest in Buyer title in and to the Acquired Assets, free and clear of all Encumbrances (other than Permitted Encumbrances), in accordance with the provisions of this Agreement; and

(xiii)    Buyer shall pay (or cause to be paid) to Seller the Upfront Payment less the Escrow Amount, in accordance with Section 1.2(a); and

(xiv)    Buyer shall pay (or cause to be paid) the Escrow Amount into an escrow account to be held pursuant to the terms of the Escrow Agreement.

1.4    Post-Closing Adjustment.

(a)    Determination of Post-Closing Adjustment. Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver, or cause to be prepared and delivered, to Seller a closing statement (the “Closing Statement”), setting forth the calculation of the actual Net Working Capital as of the Closing Date (the “Closing Net Working Capital”) prepared in accordance with GAAP Consistently Applied, together with all reasonable supporting calculations for each component thereof.

(b)    Disputed Final Adjustment.

(i)    Within thirty (30) days following receipt by Seller of the Closing Statement, Seller shall deliver written notice (an “Objection Notice”) to Buyer of any dispute it has with respect to the preparation or content of the Closing Statement. An Objection Notice must describe in reasonable detail the items contained in the Closing Statement that Seller disputes and the basis for any such disputes. Any items not disputed in the Objection Notice will be deemed to have been accepted by Seller and shall be deemed final, conclusive and binding on the Parties hereto. If Seller does not deliver an Objection Notice with respect to the Closing Statement within such thirty (30)-day period, such statement will be final, conclusive and binding on the Parties hereto. If Seller delivers a timely Objection Notice, Buyer and Seller shall negotiate in good faith to resolve such dispute. If Buyer and Seller, notwithstanding such good faith effort, fail to resolve such dispute within thirty (30) days after Seller delivers an Objection Notice, then Buyer and Seller jointly shall engage the Expert to resolve such dispute in accordance with this Agreement and the standards set forth in this Section 1.4(b). As promptly as practicable thereafter (and, in any event, within thirty (30) days after the Expert’s engagement), Seller shall submit any unresolved elements set forth in the Objection Notice to the Expert in writing (with a copy to Buyer), supported by any documents and arguments upon which it relies. As promptly as practicable thereafter (and, in any event, within fifteen (15) days following Seller’s submission of such unresolved elements), Buyer shall submit its response to the Expert (with a copy to Seller) supported by any documents and arguments upon which it relies. Notwithstanding any provisions hereof to the contrary, the Expert shall be deemed to be acting as an expert and not as an arbiter and the proceeding before the Expert shall be an expert determination under the Law governing expert determination and appraisal proceedings. The Expert may, at its discretion, conduct a conference concerning the disagreement with Seller and Buyer. In connection with such process, other than any such conference, there shall be no hearings, oral examinations, testimony, depositions, discovery or other similar proceedings conducted by any party or by the Expert. Neither Seller nor Buyer shall have any ex parte communications with the Expert without the prior consent of Buyer or Seller, as the case may be. The Expert shall review such submissions and base its determination solely on the submissions made by Seller and Buyer and not by any independent review. Buyer and Seller shall request that the Expert render its determination as soon as reasonably possible following its receipt of Buyer’s response. The scope of the disputes to be resolved by the Expert is limited to the unresolved items in the Objection Notice. In resolving any disputed item, the Expert may not assign a value to any item greater than the greatest value claimed for such item by either Buyer or

Seller or less than the smallest value claimed for such item by either Buyer or Seller. All determinations made by the Expert will be final, conclusive and binding on the Parties and will be enforceable by any court of competent jurisdiction.

(ii)    In the event Seller and Buyer submit any unresolved objections to the Expert for resolution as provided in Section 1.4(b)(i) above, the fees, costs and expenses of the Expert (A) shall be paid by Buyer in the proportion that the aggregate dollar amount of such disputed items so submitted that are successfully disputed by Seller (as finally determined by the Expert) bears to the aggregate dollar amount of such items so submitted and (B) shall be paid by Seller in the proportion that the aggregate dollar amount of such disputed items so submitted that are unsuccessfully disputed by Seller (as finally determined by the Expert) bears to the aggregate dollar amount of such items so submitted.

(iii)    For purposes of complying with the terms set forth in this Section 1.4, Buyer and Seller shall cooperate with and make available to the other party and its representatives all information, records, data and working papers as may be reasonably requested in connection with the preparation and analysis of the Closing Statement and the resolution of any disputes under the Closing Statement; provided, that in order to review such information, records, data and working papers, Seller and its representatives shall execute any releases or waivers customarily required by Buyer’s independent accountants in connection with such review.

(iv)    “Final Net Working Capital” shall mean (A) if an Objection Notice is not delivered within the time period required by this Section 1.4(b), the amount of the Closing Net Working Capital set forth on the Closing Statement as prepared by Buyer in accordance with Section 1.4(a), (B) the amount agreed as the Final Net Working Capital at any time in writing by Buyer and Seller or (C) the Final Net Working Capital as set forth in the written determination of the Expert made in accordance with the provisions of this Section 1.4(b).

(c)    Payment Following Adjustment.

(i)    If the Estimated Net Working Capital is greater than the Final Net Working Capital, then the final Upfront Payment will be adjusted downward by the amount of such excess (the absolute value of such amount, the “Downward Adjustment Amount”) and Buyer and Seller shall promptly (but in no event later than five (5) Business Days from the date on which the Final Net Working Capital is finally determined pursuant to Section 1.4(b)), deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver from the escrow account to Buyer an amount equal to the Downward Adjustment Amount by bank wire transfer of immediately available funds to an account designated in writing by Buyer; provided, however, that if the Downward Adjustment Amount exceeds the Escrow Amount, then the amount released to Buyer from the escrow account shall be equal to the Escrow Amount and Seller shall promptly (but in no event later than five (5) Business Days from the date on which the Final Net Working Capital is finally determined pursuant to Section 1.4(b)), pay, or cause to be paid, to Buyer an amount equal to the absolute value of the difference between the Downward Adjustment Amount and the Escrow Amount by bank wire transfer of immediately available funds to an account designated in writing by Buyer. If the Escrow Amount exceeds the Downward Adjustment Amount, then Buyer and Seller shall promptly deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Seller an amount equal to the absolute value of the difference between the Escrow Amount and the Downward Adjustment Amount, by bank wire transfer of immediately available funds to an account designated in writing by Seller.

(ii)    If the Final Net Working Capital is greater than the Estimated Net Working Capital, then the final Upfront Payment will be adjusted upward by the amount of such excess (the absolute value of such amount, the “Upward Adjustment Amount”), and Buyer shall promptly (but in no event later than five (5) Business Days from the date on which the Final Net Working Capital is finally determined pursuant to Section 1.4(b)) pay, or cause to be paid, to Seller by bank wire transfer of immediately available funds to an account designated in writing by Seller, an amount equal to the Upward Adjustment Amount. Additionally, if the Final Net Working Capital is greater than the Estimated Net Working Capital, Buyer and Seller shall promptly (but in no event later than five (5) Business Days from the date on which the Final Net Working Capital is finally determined pursuant to Section 1.4(b)) deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver from the escrow account an amount equal to the Escrow Amount by bank wire transfer of immediately available funds to an account designated in writing by Seller.

1.5    Consents to Assignment. Notwithstanding anything to the contrary contained in this Agreement, if the sale, assignment, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to Buyer of any asset that would be an Acquired Asset is (a) prohibited by any applicable Law or (b) would require any authorizations, approvals, consents or waivers from a Third Party or Governmental Entity and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, then in either case the Closing shall proceed without the sale, assignment, transfer, conveyance or delivery of such asset and this Agreement shall not constitute an agreement for the sale, assignment, transfer, conveyance or delivery of such asset; provided that nothing in this Section 1.5 shall be deemed to waive the rights of Buyer not to consummate the transactions contemplated by this Agreement if the conditions to its obligations set forth in Article V have not been satisfied. In the event that the Closing proceeds without the sale, assignment, transfer, conveyance or delivery of any such asset, then following the Closing, Seller shall use commercially reasonable efforts to obtain promptly such authorizations, approvals, consents or waivers. Pending such authorization, approval, consent or waiver, (i) Seller will comply with the terms of, and will not amend, transfer, let lapse or terminate, the applicable asset without Buyer’s written consent and (ii) the Parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide to Buyer the benefits of use of such asset, including, at Buyer’s request and expense, reasonably assisting Buyer in obtaining the issuance or reissuance of any of Seller’s Environmental Permits that are not transferable and/or obtaining authorization for Buyer to operate pursuant to Seller’s Environmental Permits in lieu of or pending the transfer, issuance or reissuance of such Environmental Permits, and to Seller the benefits, including any indemnities, that, in each case, it would have obtained had the asset been conveyed to Buyer at the Closing. To the extent that Buyer is provided the benefits pursuant to this Section 1.5 of any Contract,

Buyer shall (x) perform for the benefit of the other parties thereto the obligations of Seller or any affiliate of Seller thereunder and (y) satisfy any related Liabilities with respect to such Contract that, but for the lack of an authorization, approval, consent or waiver to assign such obligations or Liabilities to Buyer, would be Assumed Liabilities. Once authorization, approval, consent or waiver for the sale, assignment, transfer, conveyance or delivery of any such asset not sold, assigned, transferred, conveyed or delivered at the Closing is obtained, Seller shall assign, transfer, convey and deliver such asset to Buyer at no additional cost to Buyer.

1.6    Further Assurances. Subject to the terms and conditions hereof, each of the Parties agrees to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate to effectuate the provisions of this Agreement, provided that all such actions are in accordance with applicable Law. From time to time, whether at or after the Closing, (i) Seller shall execute and deliver such further documents or instruments of conveyance, transfer and assignment and take all such other action as Buyer may reasonably require to more effectively convey, transfer and assign to Buyer any and all ownership, right, title and interest in and to the Acquired Assets, including executing documents or instruments necessary to permit Buyer to record the transfer, conveyance and/or assignment of any and all Transferred IP with any Governmental Entity and (ii) Buyer, and any other member of the Buyer Group, will execute and deliver such further instruments and take all such other action as Seller may reasonably require for such member of the Buyer Group to assume the Assumed Liabilities.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that, except as set forth in the disclosure schedule provided by Seller to Buyer (the “Seller Disclosure Letter”) and except as specifically disclosed in all forms, reports and other documents required to be filed by Seller and filed with the SEC from July 1, 2015 to the date of this Agreement, if any (collectively, the “Seller SEC Documents”); provided, that, for purposes of each of the representations and warranties in this Article II, the term “Seller” shall include, to the extent such representations and warranties are applicable, each other member of the Seller Group:

2.1    Organization, Qualification and Corporate Power. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller is duly qualified and licensed to conduct business under the Laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities, in each case as they relate to the Commercial Business, makes such qualification necessary, except for any such failures to be qualified, licensed or in good standing that do not have or would not reasonably be expected to have a Business Material Adverse Effect. Seller has all requisite corporate power and authority to carry on the Commercial Business as it is currently conducted and to own and use the properties now owned and used by it.

2.2    Title to Assets. Except as set forth on Section 2.2 of the Seller Disclosure Letter, Seller has good, valid and marketable title to, a valid license to, or a valid leasehold interest in (as applicable), the Acquired Assets, free and clear of any Encumbrances (other than Permitted

Encumbrances). Upon the sale, conveyance, transfer, assignment and delivery of the Acquired Assets in accordance with this Agreement, Buyer will acquire good, valid and marketable title to, a valid license to, or a valid leasehold interest in, the Acquired Assets, free and clear of any Encumbrances (other than Permitted Encumbrances).

2.3    Authority. Seller has all requisite corporate power and authority to execute and deliver (or cause to be executed and delivered) this Agreement, the Bill of Sale, the IP License Agreement, the IP Assignment Agreements, the Transition Services Agreement, the Sublease, the Seller FDA Letters, the Buyer FDA Letters, the Escrow Agreement, and any other agreements, certificates or documents to which Seller is (or will be as of the Closing) a party (collectively, the “Related Agreements”) and to perform its obligations hereunder and under each of the Related Agreements to which it is (or will be as of the Closing) a party. The execution and delivery by Seller of this Agreement and each of the Related Agreements to which it is (or will be as of the Closing) a party and the performance by Seller of this Agreement and its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller and, other than the Seller Stockholder Approval, no other corporate or other proceedings or actions on the part of Seller, its board of directors (the “Seller Board”) or stockholders are necessary therefor. There are no appraisal or dissenters’ rights under applicable Law that are applicable to the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby by Seller. This Agreement has been, and each Related Agreement to which it is (or will be at Closing) a party will be, duly and validly executed and delivered by Seller and (assuming this Agreement and each of the Related Agreements to which Buyer is (or will be at Closing) a party, constitutes the valid and binding obligation of Buyer) constitutes (or will constitute) a valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by general principles of equity.

2.4    Non-contravention; Consents. Neither the execution, delivery or performance of this Agreement by Seller or any of the Related Agreements to which Seller is (or will be at Closing) a party, nor the consummation by Seller of the transactions contemplated hereby or by the Related Agreements, will (with or without the giving of notice or the lapse of time, or both):

(a)    conflict with or violate any provision of the charter or bylaws or other organizational documents of Seller;

(b)    require on the part of Seller any filing with, notice to, exemption from, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or Regulatory Authority or agency (a “Governmental Entity”) with respect to the Commercial Business or the Acquired Assets, except for (i) compliance by Seller with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) the Seller FDA Letters and (iii) the filing of the Proxy Statement with the SEC in preliminary and definitive forms;

(c)    subject to obtaining the Third Party consents set forth on Section 5.2(i) of the Seller Disclosure Letter, conflict with, violate or result in a material breach of, constitute a material default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, require any notice, right of first offer or refusal, consent or waiver under, or result in the loss of any material right or privilege under, any Assigned Contract, Transferred IP Agreement, or Lease; or

(d)    conflict with or violate any Order, or Law applicable to the Commercial Business or any of the Acquired Assets.

2.5    Financial Information.

(a)    Each of the consolidated financial statements contained in the Seller SEC Documents (i) complied at the time it was filed with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis with Seller’s past practices throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) and (iii) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of Seller as of the dates thereof and the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments).

(b)    Except as and to the extent set forth in the balance sheet of the Commercial Business of the Seller and its Subsidiaries as of September 30, 2016 (the “Commercial Business Balance Sheet Date”), Seller has no material Liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be disclosed on a balance sheet that would be an Assumed Liability, except for Liabilities and obligations (i) incurred since the Commercial Business Balance Sheet Date in the ordinary course of the Commercial Business or (ii) reasonably incurred in connection with, or contemplated by, any Related Agreement or in connection with the transactions contemplated hereby.

2.6    Absence of Certain Changes. Since the Commercial Business Balance Sheet Date through the date of this Agreement, (a) except as contemplated or permitted by this Agreement, Seller has conducted the Commercial Business in the ordinary course of the Commercial Business and (b) there has not been any Effect that has, or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Without limiting the generality of the foregoing, since the Commercial Business Balance Sheet Date, the Seller has not taken any action that, had it been taken after the date of this Agreement, would be prohibited by the terms of Section 4.1(b).

2.7    Tax Matters. Seller (with respect to the Commercial Business and the Acquired Assets) has filed or had filed on its behalf all material Tax Returns (as defined below) that it was required to file (separately or as part of a consolidated, combined or unitary group) with respect to the Commercial Business and the Acquired Assets and all such Tax Returns were correct and complete in all material respects. Seller has paid (or had paid on its behalf) all material Taxes that are due with respect to the Commercial Business and the Acquired Assets, whether or not shown to be due on any such Tax Returns. All material Taxes with respect to the Commercial Business and the Acquired Assets that Seller is or was required by Law and pursuant to this Agreement to withhold or collect and that were or are due have been duly withheld or collected and have been timely paid or will be timely paid by Seller to the proper Governmental Entity. There are no Encumbrances (other than Permitted Encumbrances) with respect to the Acquired Assets for Taxes, nor is any Governmental Entity in the process of imposing any such Encumbrance upon any Acquired Asset. No audit or other examination of any Tax Return with respect to the Commercial Business or the Acquired Assets is presently in progress, nor has Seller been notified of any request for such an audit or other examination, and to the knowledge of Seller, no such action or proceeding is being contemplated. No adjustment relating to any Tax Return filed with respect to the Commercial Business or the Acquired Assets has been proposed in writing by any Tax authority which remains unresolved. No claim has been made by any Governmental Entity in any jurisdiction where Seller does not file Tax Returns that, with respect to the Commercial Business or the Acquired Assets, Seller is, or may be, subject to Tax by that jurisdiction. No Acquired Asset is (i) tax-exempt use property within the meaning of Section 168(h) of the Code or (ii) an equity interest in any Person. No transaction contemplated by this Agreement is subject to withholding under any provision of law. No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes with respect to the Commercial Business or the Acquired Assets. With respect to the Commercial Business, Buyer will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) installment sale or open transaction disposition made prior to the Closing or (ii) prepaid amount received prior to the Closing.

2.8    Real Property.

(a)    The Acquired Assets do not include any owned real property.

(b)    Section 2.8(b) of the Seller Disclosure Letter contains a true, correct and complete list of the leases with respect to real property to which any of Seller or any of its affiliates is a party that will be subleased to Buyer (each, a “Lease” and such real property that is the subject of a Lease, the “Leased Real Property”). True, correct and complete copies of such Leases (including all amendments, extensions, renewals, guaranties and modifications with respect thereto) have been made available to Buyer. Except as disclosed on Section 2.8(b) of the Seller Disclosure Letter: (i) the Leases are valid, binding and enforceable against Seller in accordance with their respective terms, and there does not exist under any such Lease any material default by Seller or, to Seller’s knowledge, by any other Person, or any event that, with notice or lapse of time or both, would constitute a default by Seller or, to Seller’s knowledge, by any other Person; (ii) Seller has not assigned, subleased, mortgaged, deeded in trust or otherwise transferred any Lease or Leased Real Property or any interest therein other than any sublease, mortgage or deed of trust which expired or otherwise terminated prior to the date of this Agreement; (iii) no profit sharing, recapture or other obligation, restriction or cancellation of any option under, or termination of any Lease will arise as a result of the transactions contemplated by this Agreement; and (iv) Seller has obtained from each mortgagee of each landlord of each Leased Real Property whose mortgage ranks in priority to the corresponding Lease an agreement in writing not to disturb Seller’s possession thereof while Seller is not in default under such Lease and each such agreement is in full force and effect.

(c)    Except as disclosed on Section 2.8(c) of the Seller Disclosure Letter: (i) Seller has not received written notice of any pending or to Seller’s knowledge, threatened expropriation, condemnation or eminent domain proceedings or their local equivalent affecting or relating to the Leased Real Property; (ii) Seller has not received written notice from any Governmental Entity or other Person that the use and occupancy of such Leased Real Property, as currently used and occupied, and the conduct of the business thereon, as currently conducted, violates or is in material breach of any applicable Law; (iii) to the knowledge of Seller, each parcel of Leased Real Property is adequately served by utilities and other building services as necessary for its current use by Seller; and (iv) to the knowledge of Seller, the buildings and other structures on the Leased Real Property are in materially sufficient repair and fit for the purposes for which they are used.

2.9    Intellectual Property.

(a)    Section 2.9(a) of the Seller Disclosure Letter sets forth a complete and correct list of all registrations and applications for registration owned by Seller that is contained within the Transferred IP (“Registered Business IP”) and, specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrant), jurisdiction of application and/or registration, the application and/or registration number and the date of application and/or registration.

(b)    Section 2.9(b) of the Seller Disclosure Letter sets forth a complete and correct list of all agreements under which: (i) Seller uses or has been granted any license rights under any material Intellectual Property related to the Commercial Business or Transferred Products (other than off-the-shelf software licensed under shrink wrap agreements for which Seller pays less than $100,000 in licensing or other fees per software title per annum); (ii) Seller has granted to any other Person any license rights under any material Intellectual Property related to the Commercial Business or Transferred Products (other than non-exclusive licenses granted expressly or implicitly in the ordinary course of the Commercial Business in connection with the sale, lease or transfer of finished products or services to customers or under confidentiality or non-disclosure agreements entered into in the ordinary course of business (the “NDAs”), material transfer (or other similar research) agreements entered into in the ordinary course of the Commercial Business that do not transfer ownership of, or exclusively license, any Intellectual Property (the “MTAs”) and clinical trial agreements consistent in all material respects with the forms provided to Buyer by Seller entered into in the ordinary course of the Commercial Business that do not transfer ownership of, or exclusively license, any Intellectual Property (the “CTAs”)); and (iii) any material Intellectual Property related to the Commercial Business or Transferred Products that is or has been developed by or for Seller, is assigned to Seller by any other Person, or assigned by Seller to any other Person (other than invention assignment agreements with employees and consultants assigning Intellectual Property to Seller) (the agreements listed in subsections (i) through (iii) above, the “Transferred IP Agreements”), identifying for each such agreement the parties to the agreement and the date of the agreement. For purposes of greater certainty, the term “license rights” in the definition of Transferred IP Agreements includes any license, sublicense, covenant, non-assert, consent, release or waiver.

(c)    To the knowledge of Seller, neither the use and practice of the Transferred IP as currently used and practiced in the Commercial Business nor the operation of the Commercial Business as presently conducted infringes or misappropriates or otherwise violates, nor to the knowledge of Seller has the use and practice of the Transferred IP as used and practiced in the Commercial Business since January 1, 2014 nor has the operation of the Commercial Business since January 1, 2014 infringed or misappropriated or otherwise violated, any rights in Intellectual Property of any Third Party (“Third Party IP”). With the exception of Section 2.9(d) and 2.9(e), this Section 2.9(c) constitutes the only representation and warranty of Seller with respect to any actual or alleged infringement, misappropriation or other violation of any Third Party IP.

(d)    Seller owns, or is licensed or otherwise possesses the rights, title and interest, free and clear of any and all adverse claims, any requirement of any past (if outstanding), present or future royalty payments, or Encumbrances (other than Permitted Encumbrances) to the Transferred IP and to use all material Third Party IP that is necessary for the operation of the Commercial Business as currently conducted. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in the loss, forfeiture, termination, license, or impairment of, or give rise to any obligation to transfer or to create, change or abolish, or limit, terminate, or consent to the continued use by Buyer of any rights in any Transferred IP or such material Third Party IP.

(e)    There are no pending or, to the knowledge of Seller, threatened, and since January 1, 2014 there have not been any pending or, to the knowledge of Seller, threatened, claims or demands against or written communications to Seller alleging that any aspect of the use or practice of the Transferred IP or the operation of the Commercial Business as currently conducted infringes or misappropriates the rights of others in or to any Third Party IP, or challenging the validity, enforceability, use or ownership of any Transferred IP.

(f)    Other than the Assigned Contracts and the Transferred IP Agreements, Seller has not granted to any Third Party any license, ownership interest or right or option to or for the use of any of the Transferred IP.

(g)    There are no settlements, governmental consents or governmental contracts, judgments or governmental orders entered into by Seller or imposed upon Seller that restrict Seller’s rights to own or use any Transferred IP or permit any Third Parties to use any Transferred IP. No Transferred IP was developed, in whole or in part (i) pursuant to or in connection with the development of any professional, technical or industry standard, (ii) under contract with or using the resources of any Governmental Entity, academic institution or other entity that would subject any Transferred IP to the rights of any Governmental Entity, academic institution or other entity, or (iii) under any grants or other funding arrangements with Third Parties.

(h)    To the knowledge of Seller, there is no, nor has there been any, infringement, misappropriation, or other violations by any Third Party of any Transferred IP, and no such claims are pending or threatened by Seller against any Person with respect to the Transferred IP.

(i)    Seller has taken commercially reasonable steps to protect and maintain the Transferred IP, including to continue the confidentiality of its trade secrets and confidential information used in the Commercial Business, including the use of written agreements, and, to Seller’s knowledge, there has been no misappropriation of any of such trade secrets or confidential information. To the knowledge of Seller, no employee, officer, director, consultant or advisor of Seller is in violation of any material term of any employment contract or any other Contract, or any restrictive covenant, relating to the right to use confidential information of others.

(j)    Except as indicated in Section 2.9(j) of the Seller Disclosure Letter, all Registered Business IP has been duly maintained and has not been cancelled, allowed to expire, surrendered, or abandoned, and payment of all applicable maintenance fees for such Registered Business IP has been made and is current. Each item of Registered Business IP required to be identified in Section 2.9(a) of the Seller Disclosure Letter: (i) is registered and/or recorded in the name of Seller, is in full force, has been duly applied for and registered in accordance with applicable Laws; (ii) has no filings, payments or similar actions that must be taken within 120 days of the Closing Date for the purposes of obtaining, maintaining, perfecting or renewing such registration of Registered Business IP; (iii) has no unsatisfied past or outstanding maintenance or renewal obligation; and (iv) has not been and is not involved in any opposition, cancellation, interference, reissue, reexamination or other similar proceeding.

(k)    Except as set forth on Section 2.9(k) of the Seller Disclosure Letter, each Person who has or had access to any trade secrets or confidential information contained in the Transferred IP has signed a written agreement requiring such Person to keep such information confidential. Each Person who has developed or is or was involved in the development of any Transferred IP owned or purported to be owned by Seller has signed an agreement confirming that Seller owns such owned Transferred IP, which Seller does not already own by operation of Law or otherwise.

(l)    Except as set forth on Section 2.9(l) of the Seller Disclosure Letter, Seller has secured valid written present assignments from all consultants and employees who contributed to the creation or development of any Transferred IP owned or purported to be owned by Seller and of the rights to such contributions, which Seller does not already own by operation of Law or otherwise.

(m)    To the knowledge of Seller, all registrations contained within the Transferred IP are valid, subsisting and enforceable.

2.10    Contracts.

(a)    Section 2.10(a) of the Seller Disclosure Letter sets forth a complete and correct list of each Contract (other than any Lease) to which Seller is a party that relates to the Commercial Business or the Transferred Products and that is (each, a “Material Contract”):

(i)    a Contract with a remaining value or payments to any Person in excess of $500,000;

(ii)  a Contract relating to any partnership, commercial collaboration or joint venture or other agreement involving a sharing of profits, losses, costs or Liabilities by Seller or any of its affiliates with any other Person;

(iii)  a Contract with any Governmental Entity, other than any MTAs or CTAs;

(iv)  a Contract relating to the acquisition or disposition of any assets outside the ordinary course of the Commercial Business, including any securities purchase agreements, asset purchase agreements, merger agreements, business combination agreements and any earn-out or agreement for the deferred payment of purchase price entered into in connection therewith;

(v)  a Transferred IP Agreement;

(vi)  a Contract relating to the manufacture, packaging, storage, distribution or commercialization of the Transferred Products;

(vii)  a Contract relating to customer discounts, chargebacks, rebates distributions, service fees or administrative fees;

(viii)  a Contract relating to the research or development of the Transferred Products, excluding any NDAs, MTAs and CTAs;

(ix)  a Contract between the Seller and any of the entities set forth on Section 2.10(a)(ix) of the Seller Disclosure Letter relating to the testing, auditing or controlling of the Transferred Products, including any pharmacovigilance agreements and quality agreements with any party;

(x)  a Contract that: (A) contains a covenant by Seller not to compete or otherwise limits the freedom of Seller from engaging in the Commercial Business; (B) grants any rights of exclusivity to any Person; (C) grants any right of first refusal, first offer, first negotiation or similar preferential right; (D) grants any “most favored customer,” “most favored supplier” or similar rights to any Person; or (E) contains a “requirements” obligation requiring Seller to purchase a designated portion of any type of material;

(xi)  a Contract with a Material Supplier or Material Customer, other than purchase orders or work orders, in the ordinary course of the Commercial Business; or

(xii)    a Contract that is otherwise material to the Commercial Business.

(b)    Each of the Material Contracts is in full force and effect and constitutes a legal, valid and binding agreement of Seller, and to the knowledge of Seller, each other party thereto, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally, and subject to general principles of equity. Neither Seller, nor, to Seller’s knowledge, any other party thereto is (with or without notice or lapse of time, or both) in breach or default in the performance, observance or fulfillment of any material obligation or material covenant contained in any Material Contract, nor does there exist any condition which upon the passage of time or the giving of notice or both, would reasonably be expected to cause such material violation of or material default under or permit the termination or modification of, or acceleration of any obligation under, any Material Contract. Seller has not given or received written or, to Seller’s knowledge, oral notice to or from any Person relating to any such actual or alleged, breach or default. Seller has not received any written or, to Seller’s knowledge, oral notice from a Third Party stating that such Third Party intends to terminate any Material Contract and Seller has not waived any right under the Material Contracts. True and complete copies of all Material Contracts have been made available to Buyer, except to the extent such Material Contracts have been redacted to (i) enable compliance with Laws relating to antitrust or the safeguarding of data privacy; (ii) comply with confidentiality obligations owed to Third Parties; or (iii) exclude information not related to the Commercial Business.

2.11    Suppliers and Customers. Section 2.11 of the Seller Disclosure Letter sets forth a list of the top ten suppliers or vendors of the Commercial Business for the year ended December 31, 2016, based on the total dollar value of purchases from each supplier or vendor (the “Material Suppliers”). No Material Supplier or customer set forth on Section 2.11 of the Seller Disclosure Letter (the “Material Customers”) has canceled, reduced, terminated or, to the knowledge of Seller, threatened to cancel, reduce, terminate or otherwise materially and adversely modify its relationship with Seller since January 1, 2016, including by reducing the quantities ordered, the services provided, the price paid or otherwise adversely modifying the conditions to the Contract with Seller. To Seller’s knowledge, the Material Suppliers will be able to deliver goods or services to Buyer in sufficient quantities to continue the Commercial Business as presently conducted. Seller has not experienced and there does not currently exist, any material quality control or similar problems with the supplies currently being supplied with respect to the Commercial Business by any of the Material Suppliers that remain unresolved.

2.12    Litigation. There is, and since January 1, 2014 there has been, no claim, complaint, action, suit, proceeding, hearing or investigation initiated or, to Seller’s knowledge, threatened, before any Governmental Entity or arbitral body relating to the Acquired Assets, Assumed Liabilities, the Commercial Business, this Agreement or the transactions contemplated hereby (but excluding any claim, complaint, action, suit, proceeding, hearing or investigation relating to any Excluded Assets and any sealed qui tam cases). There are no outstanding Orders of any Governmental Entity or arbitral body affecting the Acquired Assets, Assumed Liabilities, the Commercial Business, this Agreement or the transactions contemplated hereby. No product liability claims have been received in writing by Seller and, to Seller’s knowledge, no such claims have been threatened, in each case, with respect to the Transferred Products.

2.13    Regulatory Matters.

(a)    With respect to the Transferred Products and the Commercial Business, Seller is in compliance and has, since January 1, 2014, been in compliance, in each case, in all material respects with all applicable healthcare and pharmaceutical related Laws including, but not limited to (i) the Federal Food, Drug and Cosmetic Act and its state counterparts; and (ii) Laws which are cause for debarment or exclusion from any federal, state or local healthcare program, in each case as applicable (“Healthcare Laws”). Seller has not received any written, or, to Seller’s knowledge, other notice from the FDA or any other Governmental Entity alleging noncompliance with any provisions of applicable Healthcare Laws. Seller is not subject to any enforcement, regulatory or administrative proceedings relating to or arising under applicable Healthcare Laws, and, to Seller’s knowledge, no such enforcement, regulatory or administrative proceeding has been threatened.

(b)    Seller has filed with the applicable regulatory authorities (including the United States Food and Drug Administration and any successor agency thereto (the “FDA”) or any other Governmental Entity with jurisdiction over the Development, testing, approval, safety, efficacy, manufacturing, distribution, marketing, license, payment, reimbursement or sale of pharmaceutical products (a “Regulatory Authority”)) all required material filings, declarations, listings, registrations, reports, applications or submissions, including but not limited to adverse event reports, required in connection with the Transferred Products. All such filings, declarations, listings, registrations, reports, applications or submissions were in material compliance with applicable Laws when filed, remain in full force and effect, and no material deficiencies have been asserted by any applicable Regulatory Authority with respect to any such filings, declarations, listing, registrations, reports, applications or submissions.

(c)    To the knowledge of Seller, except as set forth in documents either delivered or made available to Buyer, all preclinical and clinical investigations or trials sponsored by or conducted on behalf of Seller in connection with the Transferred Products have been and are being conducted in material compliance with applicable Laws, rules, regulations and binding guidances, including Good Clinical Practices requirements and federal and state Laws, rules, regulations and binding guidances restricting the use and disclosure of individually identifiable health information. Seller has not received any written notice or other correspondence from the FDA or any other Regulatory Authority commencing, or threatening to initiate, any action to place a clinical hold order on, or to terminate, delay, suspend, or materially modify any proposed or ongoing clinical or pre-clinical studies or tests sponsored by or conducted on behalf of Seller relating to the Transferred Products, or otherwise alleging noncompliance with any applicable Laws with respect thereto.

(d)    Each of the Transferred Products is being, and at all times has been, Developed, tested, marketed, sold, and labeled, as applicable, in compliance in all material respects with all applicable Laws. There has not been any product recall, market withdrawal, replacement, “dear doctor” letter, investigator notice, safety notice, warning letter, untitled letter, inspectional observation or other written notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Transferred Products (“Safety Notice”) conducted by or on behalf of Seller or, to Seller’s knowledge, any Safety Notice conducted by or on behalf of any Third Party. To the knowledge of Seller, no event has occurred or circumstance exists that (with or without notice or lapse of time) is reasonably likely to give rise to any material actual, alleged, possible or potential action to enjoin Development, manufacturing, marketing or distribution of any Transferred Product. Seller has made available to Buyer copies of material complaints and notices of alleged defect or adverse reaction with respect to the Transferred Products that have been received in writing by Seller since January 1, 2014.

(e)    To the knowledge of Seller, in connection with the Transferred Products, Seller has not: (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any other Regulatory Authority; (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority; or (iii) committed any other act, made any statement or failed to make any statement, that establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. As of the date of this Agreement, Seller is not subject to any pending or, to Seller’s knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. None of Seller or, to the knowledge of Seller, its officers, employees, agents or clinical investigators has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. Section 335a or any similar Law or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law.

2.14    Transferred Inventory. The Closing Product Inventory (i) is saleable and merchantable, subject to customary reserves for inventory write-downs, in the ordinary course of the Commercial Business, (ii) was produced or manufactured in compliance in all material respects with applicable Law, (iii) has been stored and handled in accordance with the Transferred Product label and applicable Law and (iv) is not adulterated or misbranded within the meaning of any applicable Law. The Transferred Inventory has been manufactured, handled, maintained, packaged and stored, as applicable, at all times in compliance in all material respects with applicable Law. Section 2.14 of the Seller Disclosure Letter sets forth the applicable shelf life for (A) the Closing Product Inventory and (B) any active pharmaceutical ingredients and other critical raw materials included in Transferred Inventory that have a shelf life.

2.15    Labor and Employment Matters.

(a)    Seller is not a party to any collective bargaining agreement or similar labor union agreement with any labor union, labor organization or works council, and, as of the date of this Agreement, no such agreement is presently being negotiated. As of the date of this Agreement: (i) no employees of Seller are represented by a labor organization in connection with their work for Seller; (ii) there are no activities or proceedings of any labor union to organize any employees of Seller pending or, to Seller’s knowledge, threatened, including but not limited to any organizing campaigns, demands for recognition, or election petitions; and (iii) there are no labor strikes, slowdowns, work stoppages or lockouts pending or, to Seller’s knowledge, threatened with respect to the employees of Seller.

(b)    Seller is, and since January 1, 2014 has been, in compliance in all material respects with all federal, state, and non-U.S. Laws respecting labor, employment and employment practices, including but not limited to all U.S. Laws respecting terms and conditions of employment, immigration, workers’ compensation, long-term disability, occupational safety, plant closings, compensation and benefits, classification of employees, and wages and hours (“Employment Practices”) and as of the date of this Agreement, (A) there are no audits or investigations pending or scheduled by any Governmental Entity pertaining to the Employment Practices of Seller and (B) no claims, complaints, suits, proceedings, hearings or investigations relating to Employment Practices of Seller are pending or threatened before any Governmental Entity.

(c)    Seller has provided to Buyer a schedule 2.15(c) containing a complete and accurate list of the following information for each Business Employee, including each Business Employee on leave of absence or layoff status: name; job title; work location; date of commencement of employment; exempt or non-exempt status and current compensation paid or payable.

2.16    Employee Benefits.

(a)    Section 2.16(a) of the Seller Disclosure Letter contains a complete and accurate list of all material Business Benefit Plans. For purposes of this Agreement, “Business Benefit Plans” shall mean all Employee Benefit Plans (as defined below) that are maintained or contributed to or required to be contributed to by Seller or any ERISA Affiliate and under which any Business Employee has a present or future right to benefits (except for (i) employment agreements and offer letters establishing at-will employment without obligating Seller to make any payment or provide any benefit upon termination of employment or change in control other than through a separate Business Benefit Plan, and (ii) individual equity award agreements that are substantially identical to the standard form of award agreement under the applicable Seller equity plan). For purposes of this Agreement, “Employee Benefit Plan” means (x) any “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) other than a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (y) any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and (z) any other written plan, agreement, arrangement or policy involving direct or indirect compensation or employee benefits, including insurance coverage, severance benefits, disability benefits, pension benefits, retirement benefits, employment agreements, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation, change in control, retention, paid time off, fringe benefit or other forms of incentive compensation or post-retirement compensation.

(b)    Seller has made available to Buyer with respect to each Business Benefit Plan listed on Section 2.16(a) of the Seller Disclosure Letter (in each case to the extent applicable): (i) a copy of the material Business Benefit Plan document, including all currently effective amendments thereto; (ii) the most recent summary plan description and all currently effective summaries of material modifications with respect to the Business Benefit Plan; (iii) the most recently filed annual report on Form 5500; (iv) the most recently received IRS determination or opinion letter; (v) the most recent summary annual report, nondiscrimination testing report, actuarial report, financial statement and trustee report; and (vi) all records, notices and filings concerning IRS or Department of Labor or other Governmental Entity audits or investigations or “prohibited transactions” within the meaning of Section 4043 of ERISA.

(c)    Each Business Benefit Plan is operated in material compliance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Business Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and can rely on a favorable determination, opinion or advisory letter from the IRS regarding such qualification, and each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of any such determination that could reasonably be expected to adversely affect the qualification of such Business Benefit Plan.

(d)    No material liability under Title IV or Section 302 of ERISA or Section 412 of the Code has been incurred by the Seller or any ERISA Affiliate that has not been satisfied in full. There are no material disputes or claims (other than routine claims for individual benefits) pending or threatened against Seller and/or any Business Benefit Plan. Neither Seller nor any ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(e)    The consummation of the transactions contemplated hereby will not, either alone or in connection with another event, except as set forth on Section 2.16(e) of the Seller Disclosure Letter (i) accelerate the time of payment or vesting or increase the amount due under any of the Business Benefit Plans or (ii) entitle any Business Employee to severance or similar compensation or satisfy any prerequisite to any severance or similar compensation to any such individual.

(f)    Each Business Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, complies in both form and operation with the requirements of Section 409A of the Code so that no amount paid pursuant to any such Business Benefit Plan is subject to tax under Section 409A of the Code.

2.17    Compliance with Laws.

(a)    Seller is, and since January 1, 2014 has been, with respect to the Commercial Business, Acquired Assets and Assumed Liabilities, in compliance in all material respects with all applicable Laws of any federal, state or foreign government, or any Governmental Entity. Seller is not a party to, nor is subject to, non-compliance proceedings or the provisions of any material Order of any Governmental Entity. No notice, citation, summons or order has been issued to Seller or any of its Subsidiaries, no complaint has been filed and served, no penalty has been assessed and notice thereof given, and, to the knowledge of Seller, no investigation or review is pending or threatened against Seller by any Governmental Entity with respect to any alleged, actual, possible or potential violation, or failure to comply with by Seller of any Law applicable to the Commercial Business.

(b)    Set forth on Section 2.17(b) of the Seller Disclosure Letter are all Permits held by Seller that are required for the conduct of the Commercial Business as presently conducted consistent with past practice, each of which is valid and in full force and effect, and none of such Permits will lapse, terminate, expire or otherwise be impaired as a result of the execution or delivery of this Agreement or the Related Agreements by Seller or the consummation of the transactions contemplated hereby and thereby. Except for the Transferred Permits, there are no Permits, whether written or oral, necessary or required for the conduct of the Commercial Business. No notice, citation, summons or order has been issued, no complaint has been filed and served, no penalty has been assessed and notice thereof given, and no investigation or review is pending or, to the knowledge of Seller, threatened against Seller, by any Governmental Entity with respect to any alleged, actual, possible or potential violation, failure to comply with, or failure to have, any Permit required in connection with the conduct of the Commercial Business by Seller. To the knowledge of Seller, no event has occurred or circumstance exists that (with or without notice or lapse of time) is reasonably likely to give rise to the loss of or refusal to renew the Transferred Permits.

2.18    Brokers’ Fees. No agent, broker, finder or investment banker other than Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by, or on behalf of, Seller. Seller is solely responsible for the fees and expenses of any such agent, broker, finder or investment banker.

2.19    Environmental Matters. (i) Seller is, and since January 1, 2014 has been, in compliance in all material respects with applicable Laws governing pollution, the protection of the environment or, with respect to exposure to Hazardous Substances, human health (“Environmental Laws”), which compliance includes possession of and compliance in all material respects with all licenses, permits, authorizations, variances, exemptions or approvals required by all Environmental Laws applicable thereto (“Environmental Permits”), all such Environmental Permits are in full force and effect and are listed on Section 2.17(b) of the Seller Disclosure Letter; (ii) Seller has not received any written notice that remains outstanding from a Governmental Entity or other Person that alleges that Seller is in material violation of or has material Liability pursuant to any applicable Environmental Law or any Environmental Permit with respect to the Commercial Business or the Acquired Assets; (iii) Seller is not subject to any material unresolved complaint, suit, action, legal proceeding, hearing, investigation or claim, request for information, demand or Order, of any Governmental Entity relating to any Release of or exposure to a regulated hazardous or toxic material, substance or waste, pollutant or contaminant, including petroleum and petroleum products (“Hazardous Substances”), or material violation of or material Liability under any Environmental Law or Environmental Permit; (iv) neither Seller, nor, to Seller’s knowledge, any Person for whom Seller is legally responsible has Released Hazardous Substances in violation of Environmental Laws or as would reasonably be expected to result in material liability for Seller or the Commercial Business on, at, or under the real property currently or formerly operated or leased by Seller in connection with the Commercial Business; and (v) Seller has furnished to Buyer all non-privileged material environmental audits, reports and assessments in its possession regarding the operation of the Commercial Business or properties operated or leased in connection with the Commercial Business and the Acquired Assets. Notwithstanding any other representation or warranty in this Article II, the representations and warranties in this Section 2.19 and with respect to environmental matters, Section 2.4(b), Section 2.5(b) and Section 2.17(b), constitute the sole and exclusive representations and warranties of Seller with respect to environmental matters.

2.20    Sufficiency of Assets. The Acquired Assets and the real property that is the subject of the Sublease constitute all of the rights, property and assets that are owned, licensed or controlled by Seller or any of its affiliates as of the Closing Date and are necessary for the conduct of the Commercial Business, and are sufficient for the continued conduct of the Commercial Business after the Closing Date in substantially the same manner as conducted prior to the Closing Date. None of the Excluded Assets (other than certain employees of Seller or any of its affiliates) are material to the Commercial Business.

2.21    Solvency. Assuming satisfaction of the conditions to this Agreement and after giving effect to the transactions contemplated hereby, the assumption or retention (as applicable) of the Excluded Liabilities by Seller and its affiliates, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, Seller and its affiliates (on a consolidated basis) are not insolvent as of the Closing Date and neither the consummation of the transactions contemplated hereby nor Seller’s operation of the Commercial Business in the ordinary course of the Commercial Business shall render Seller insolvent. As used herein, “insolvent” means the sum of Seller’s debts and other probable Liabilities exceeds the present fair saleable value of Seller’s assets. Seller has no current plans to file and prosecute a petition for relief under Chapter 11 or 7 of the United States Bankruptcy Code.

2.22    Information Supplied. The information supplied by Seller for inclusion in the Proxy Statement will not, as of the date the Proxy Statement is first mailed to the stockholders of Seller, and at the time of the Seller Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing sentence, Seller makes no representation or warranty with respect to any information supplied by Buyer or any of its Representatives for inclusion in the Proxy Statement. The Proxy Statement, when filed, will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

2.23    No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article II as of the date of this Agreement (as qualified by the Seller Disclosure Letter) and in the Related Agreements, neither Seller, any of its affiliates nor any other Person on behalf of Seller makes any express or implied representation or warranty (and there is and has been no reliance by Buyer or any of its affiliates or representatives on any such representation or warranty) with respect to Seller, the Commercial Business or with respect to any other information provided, or made available, to Buyer or its respective affiliates or representatives in connection with the transactions contemplated hereby, including the accuracy or completeness thereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof that:

3.1    Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.

3.2    Authorization of Transaction. Buyer has all requisite corporate power and authority to execute and deliver (or cause to be executed and delivered) this Agreement and each of the Related Agreements to which Buyer is (or will be as of the Closing) a party and to perform its obligations hereunder and under each of the Related Agreements to which it is (or will be as of the Closing) a party. The execution and delivery by Buyer of this Agreement and each of the Related Agreements to which it is (or will be as of the Closing) a party and the performance by Buyer of this Agreement and its obligations hereunder and thereunder, and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer and no other corporate or other proceedings or actions on the part of Buyer, its board of directors or stockholders are necessary therefor. This Agreement has been, and each Related Agreement to which it is (or will be at Closing) a party will be, duly and validly executed and delivered by Buyer and (assuming this Agreement and each of the Related Agreements to which Seller is (or will be at Closing) a party, constitutes the valid and binding obligation of Seller) constitutes (or will constitute) a valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by general principles of equity.

3.3    Noncontravention; Consents. Neither the execution, delivery or performance of this Agreement by Buyer or any of the Related Agreements to which Buyer is (or will be at Closing) a party, nor the consummation by Buyer of the transactions contemplated hereby or by the Related Agreements, will (with or without the giving of notice or the lapse of time, or both):

(a)    conflict with or violate any provision of the charter or bylaws or other organizational documents of Buyer;

(b)    require on the part of Buyer any filing with, notice to, exemption from, or any permit, authorization, consent or approval of, any Governmental Entity with respect to the Commercial Business or the Acquired Assets, except for (i) compliance by Buyer with the applicable requirements of the HSR Act and (ii) the Buyer FDA Letters;

(c)    conflict with, violate or result in a breach of, constitute a default under, result in the acceleration of, create in any party any right to accelerate, terminate, modify or cancel, require any notice, right of first offer or refusal, consent or waiver under, or result in the loss of any right or privilege under, any Contract to which Buyer is a party or by which Buyer is bound or to which any of its assets are subject, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any of Buyer’s assets, except which do not, and would not reasonably be expected to, materially and adversely affect Buyer’s ability to consummate the transactions contemplated hereby; or

(d)    conflict with or violate any Order, or Law applicable to Buyer or any of its properties or assets.

3.4    Broker’s Fees. No agent, broker, finder or investment banker other than MTS Health Partners, L.P. is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by, or on behalf of, Buyer. Buyer is solely responsible for the fees and expenses of any such agent, broker, finder or investment banker.

3.5    Litigation. There is no claim, complaint, action, suit, proceeding, hearing or investigation initiated, or, to Buyer’s knowledge, threatened, before any Governmental Entity or arbitral body against Buyer (but excluding any claim, complaint, action, suit, proceeding, hearing or investigation relating to sealed qui tam cases) which would adversely affect Buyer’s performance under this Agreement or any Related Agreement or the consummation of the transactions contemplated by this Agreement or any Related Agreement. There are no outstanding Orders of any Governmental Entity or arbitral body against Buyer which would adversely affect Buyer’s performance under this Agreement or any Related Agreement or the consummation of the transactions contemplated by this Agreement or any Related Agreement.

3.6    Sufficiency of Funds. As of the date hereof, Buyer has, and at all times until the satisfaction of all of its obligations under this Agreement will have, sufficient cash, available lines of credit or other sources of immediately available funds on hand to enable it perform all of its obligations under this Agreement.

3.7    Information Supplied. The information supplied by Buyer for inclusion in the Proxy Statement will not, as of the date the Proxy Statement is first mailed to the stockholders of Seller, and at the time of the Seller Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing sentence, Buyer makes no representation or warranty with respect to any information supplied by Seller or any of its Representatives for inclusion in the Proxy Statement. The information supplied by Buyer for inclusion in the Proxy Statement will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

3.8    No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III and in the Related Agreements, neither Buyer, any of its affiliates, nor any other Person on behalf of Buyer makes any express or implied representation or warranty (and there is and has been no reliance by Seller or any of its affiliates or representatives on any such representation or warranty) with respect to Buyer, any Subsidiary of Buyer or their respective businesses or with respect to any other information provided, or made available, to Seller or its respective affiliates or representatives in connection with the transactions contemplated hereby, including the accuracy or completeness thereof.

ARTICLE IV

PRE-CLOSING COVENANTS

4.1    Operation of Business.

(a)    Except as contemplated by this Agreement, during the period from the date of this Agreement until the Closing Date or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Pre-Closing Period”), Seller shall use commercially reasonable efforts to preserve the Commercial Business and the Acquired Assets, conduct the operations of the Commercial Business in the ordinary course, and preserve Seller’s relationships with customers, suppliers, distributors, licensors, licensees, employees and others having business dealings with Seller to the extent such relationships relate to the Commercial Business.

(b)    Except (1) as set forth in Section 4.1(b) of the Seller Disclosure Letter or as otherwise contemplated by this Agreement, (2) as required by Law or the judgment, order, decree, stipulation or injunction by any Governmental Entity of competent jurisdiction, or (3) with written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not, as it relates to the Commercial Business:

(i)    sell, lease, license, abandon or otherwise dispose of or permit any Encumbrance (other than Permitted Encumbrances) on any Acquired Asset, except inventory in the ordinary course of the Commercial Business;

(ii)  acquire any properties or assets that constitute Acquired Assets, either tangible or intangible, other than in the ordinary course of the Commercial Business or with respect to binding orders entered into prior to the date of this Agreement;

(iii)  (A) settle or commence any claim, complaint, action, suit, proceeding, hearing or investigation (including any Tax Claim); or (B) waive any material claims or rights of material value, in either case in a manner that would constitute an Assumed Liability or otherwise be adverse in any material respect to the Commercial Business or Acquired Assets at and after the Closing;

(iv)    fail to collect the Transferred Accounts Receivable for the Commercial Business in the ordinary course of the Commercial Business;

(v)    (A) make any material Tax election or change in method of Tax accounting not required by Law, file (other than in the ordinary course of the Commercial Business), re-file, or amend any Tax Return, enter into any Contract with a Governmental Entity with respect to Taxes, consent to an extension or waiver of the statute of limitations applicable to any Tax claim or assessment, or take any other similar action or (B) settle or compromise any Tax Liability for which Buyer is responsible;

(vi)    fail to pay in the ordinary course of the Commercial Business all material payables and other material Liabilities, in each case, that would constitute Assumed Liabilities, when due;

(vii)    enter into, extend, materially modify, terminate or renew any Assigned Contract (or any Contract that would be an Assigned Contract if entered into prior to the date hereof) or Lease (or any real property lease that would be a Lease if entered into prior to the date hereof) relating to the Commercial Business;

(viii)    other than in the ordinary course of the Commercial Business consistent with past practice, or as required by applicable Law, or pursuant to the terms of any Contract or other Business Benefit Plan as in effect on the date hereof that has been provided to Buyer, increase or enhance the compensation or benefits of the Business Employees (including severance pay or bonus opportunities or payments) or make any award or grant under any Business Benefit Plan to any Business Employee;

(ix)    make any change in the key management structure of the Commercial Business as set forth on Section 4.1(b)(ix) of the Seller Disclosure Letter, including without limitation the hiring of additional officers or the termination of existing officers for the Commercial Business, except for (A) terminations for cause and replacements for such terminated employees following consultation with Buyer regarding such replacements and (B) hires, terminations and replacements in the ordinary course of the Commercial Business following reasonable consultation with Buyer, provided that nothing in this Section 4.1(b)(ix) shall prevent Seller from terminating any officer that is not a Business Employee;

(x)    adopt, enter into or amend in any material respect any Business Benefit Plan, except for any such amendment as may be required to comply with applicable Laws;

(xi)  fail to maintain material insurance policies currently maintained by the Commercial Business or covering the Acquired Assets or the Assumed Liabilities unless comparable replacement policies with at least similar coverage areas and amounts are procured;

(xii)  fail to comply with all Laws applicable to the Acquired Assets and the Commercial Business in all material respects;

(xiii)  terminate or fail to maintain or renew any material Transferred Permits;

(xiv)  dispose of or permit to lapse any material Transferred IP; or

(xv)  enter into any agreement, or otherwise become obligated, to do any action prohibited under clauses (i) – (xiv) of this Section 4.1(b).

4.2    Access. During the Pre-Closing Period, Seller shall keep Buyer informed of all material developments relevant to the Commercial Business and its ability to consummate the transactions contemplated hereby. During the Pre-Closing Period, subject to (a) compliance with applicable Laws and (b) any established legal privilege, Seller shall permit (or cause to be permitted) the representatives of Buyer, at Buyer’s expense, to have reasonable access (at reasonable times, on reasonable prior written notice and in a manner so as not to unreasonably disrupt the normal business operations of the Commercial Business or other businesses of Seller or its affiliates) to the premises, properties, financial and accounting records, employees, Contracts, and other records and documents, of or pertaining to the Commercial Business, the Transferred Products, the Acquired Assets and the Assumed Liabilities (including in order to conduct a Phase 1 Environmental Site Assessment following the ASTM Environmental Assessment Standard and a limited compliance review at the One Kendall Property), and such other relevant information and materials as may be reasonably requested. Seller shall use commercially reasonable efforts to cause the contract manufacturing organizations and suppliers set forth on Section 4.2 of the Seller Disclosure Letter to permit Buyer to conduct Current Good Manufacturing Practice visits and Environmental Health and Safety audits in a reasonable time frame prior to the Closing (it being understood, however, that such Third Parties are not required to facilitate such visits and audits, there can be no guarantee that they will permit such visits and audits, and in no event will the Closing be delayed solely because such Third Parties do not permit such visits and audits to occur prior to the Closing). Buyer acknowledges that it remains bound by the Nondisclosure Agreement, dated October 10, 2016, entered into between Ipsen Pharma SAS and Seller (the “Confidentiality Agreement”). Prior to the Closing, Buyer and its representatives shall not contact or communicate with the employees, customers and suppliers of Seller or any of their respective affiliates in connection with the transactions contemplated by this Agreement without the prior written consent of Seller.

4.3    Governmental Approvals and Consents.

(a)    Subject to the terms and conditions of this Agreement, each Party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to satisfy the conditions to Closing set forth herein and consummate the transactions contemplated hereby as soon as practicable after the date of this Agreement and in any event no later than the Outside Date, including (x) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date of this Agreement, all documentation (A) to effect all necessary applications, notices, petitions and other filings and (B) to obtain all waiting period expirations or terminations, registrations, permits and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated hereby and (y) taking all steps as may be necessary to obtain all waiting period expirations or terminations, registrations, permits and authorizations, including defending or contesting any suit, action, legal proceeding or claim brought by a Third Party, including any Governmental Entities, that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each Party agrees (i) to make all necessary applications, notices, petitions and filings required (and thereafter make any other required submissions and respond as promptly as practicable to any requests for additional information or documentary material) with respect to this Agreement or the transactions contemplated hereby with the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) on a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and in any event within ten (10) Business Days after the execution of this Agreement (unless another date is mutually agreed between the Parties), and any other Governmental Entity under any other applicable Antitrust Law and

(ii) to promptly determine whether any other filings are required to be made with, and whether any other consents, approvals, permits or authorizations are required to be obtained from, any Governmental Entity under any other applicable Law in connection with the transactions contemplated hereby, and if so, to prepare and file any such filings and to seek any such other consents, approvals, permits or authorizations (the filings described in the foregoing clauses (i) and (ii) collectively, “Regulatory Filings”). All filing fees required in connection with the Regulatory Filings shall be borne equally by Seller and Buyer.

(b)    In connection with, and without limiting, the efforts or the obligations of the Parties under Section 4.3(a), each of Buyer and Seller shall, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Entity, (i) cooperate and coordinate in all respects with the other in the making of Regulatory Filings (including, to the extent permitted by applicable Law, providing copies, or portions thereof, of all such documents to the non-filing Parties prior to filing and considering all reasonable additions, deletions or changes suggested by the non-filing Parties in connection therewith) and in connection with resolving any investigation, request or other inquiry of any Governmental Entity under any applicable Law with respect to any such filing, (ii) supply the other Party and its counsel, as applicable, with any information and reasonable assistance that may be required or reasonably requested in connection with the making of such filings, including, within the time allowed by the relevant Governmental Entity and under applicable Law, any additional or supplemental information that may be required or reasonably requested by the FTC, the DOJ and the relevant Governmental Entities in any applicable jurisdiction in which any such filing is made under any other applicable Law and (iii) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to obtain the expiration or termination of the applicable waiting periods (and any extension thereof) under the HSR Act or any other Antitrust Law (the “Antitrust Approvals”), in each case as soon as practicable, and to avoid any impediment to the consummation of the transactions contemplated hereby under any applicable Law, including using commercially reasonable efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ or any other Governmental Entity or Person may assert with respect to the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 4.3(b), none of Buyer, on the one hand, or Seller, on the other hand, shall be required to agree to any term or take or refrain from taking any action in connection with obtaining the Antitrust Approvals that is not conditioned upon the consummation of the transactions contemplated hereby.

(c)    Each of Buyer, on the one hand, and Seller, on the other hand, shall, to the extent practicable and unless prohibited by applicable Law or by the applicable Governmental Entity, promptly inform the other of any material communication from any Governmental Entity regarding any of the transactions contemplated hereby in connection with any Regulatory Filings or investigations with, by or before any Governmental Entity relating to this Agreement or the transactions contemplated hereby, including any claims, complaints, actions, suits, proceedings, hearings or investigations initiated by a private party. If any Party or affiliate thereof shall receive a request for additional information or documentary material from any Governmental Entity with respect to a Regulatory Filing, then such Party shall use its commercially reasonable efforts to make, or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Entity, the Parties will (i) give each other reasonable advance notice of all meetings with any Governmental Entity relating to the transactions contemplated hereby, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other Party reasonably apprised with respect to any material communications with any Governmental Entity regarding the transactions contemplated hereby, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communications (including applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Entity regarding the transactions contemplated hereby and (vi) provide each other (or counsel of each Party, as appropriate) with copies of all material written communications to or from any Governmental Entity relating to the transactions contemplated hereby. Any such disclosures, rights to participate or provisions of information by one Party to the other may be made on a counsel-only basis to the extent required under applicable Law.

(d)    Buyer will not extend any waiting period under the HSR Act (by pull and refile, or otherwise) or any other Antitrust Laws or enter into any agreement with the FTC, the DOJ or any other Governmental Entity not to consummate the transactions contemplated hereby, except with the prior written consent of Seller. Neither Buyer nor Seller shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any business, Person or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition could reasonably be expected to increase the risk of not obtaining the applicable consent, clearance, approval, authorization or waiver under the HSR Act or any Antitrust Law with respect to the transactions contemplated hereby.

(e)    Each of Buyer and Seller shall use its commercially reasonable efforts to obtain all of its respective consents, waivers, authorizations and approvals of all Third Parties (other than Governmental Entities, which are the subject of clauses (a)-(d) above) necessary, proper or advisable for the consummation of the transactions contemplated hereby and to provide any notices to Third Parties required to be provided by it prior to the Closing.

(f)    Notwithstanding anything to the contrary contained in this Agreement, Buyer shall not be obligated to defend any action or proceeding instituted (or threatened to be instituted) challenging the transactions contemplated by this Agreement under the HSR Act or other Antitrust Laws, or if any decree, judgment, injunction or other order is entered, enforced or attempted to be entered or enforced by a court or other Governmental Entity, which decree, judgment, injunction or other order would make the transactions contemplated by this Agreement illegal or would otherwise prohibit, prevent, restrict, impair or delay consummation of the transactions contemplated hereby, Buyer is not required to take any action to contest or resist any such action or proceeding or to have vacated, lifted, reversed, or overturned any such decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or to have such decree, judgment, injunction or other order repealed, rescinded, or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement as promptly as practicable and in any event on or prior to the Outside Date.

4.4    Notices of Certain Events. During the Pre-Closing Period, Seller and Buyer shall promptly notify the other Party of any of the following after gaining knowledge thereof:

(a)    the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement, which breach or failure to be true and correct would prevent the satisfaction by it of a condition in Section 5.2(a) or 5.3(a), as applicable, prior to the Outside Date;

(b)    the occurrence of any Effect that has, or would reasonably be expected to cause or constitute, a Business Material Adverse Effect or Buyer Material Adverse Effect, as applicable; and

(c)    any material failure by such Party to comply with, in any material respect, any covenant or agreement to be complied with by it hereunder, which failure to comply with such covenant or agreement would prevent the satisfaction by it of a condition in Section 5.2(b) or 5.3(b), as applicable, prior to the Outside Date.

4.5    Release of Encumbrances. At or prior to the Closing, Seller shall (i) satisfy and discharge Seller’s 11.5% Senior Secured Notes due 2022 (the “Secured Notes”), pursuant to the indenture governing the Secured Notes, such satisfaction and discharge to be effective no later than simultaneous with the Closing, or (ii) provide Buyer with evidence reasonably satisfactory to Buyer, of the release or termination of the Encumbrances securing the Secured Notes, such release or termination to be effective no later than simultaneous with the Closing.

4.6    Supply Agreements. In furtherance of Section 4.1(b)(vii), Seller has provided to Buyer a draft of each of the supply agreements with the counterparties who are set forth on Section 4.6 of the Seller Disclosure Letter (collectively, the “Supply Agreements”) and will (i) provide Buyer reasonable advance notice of all meetings with each supplier and/or its respective advisors relating to the applicable Supply Agreement, (ii) provide Buyer an opportunity to participate in each of such meetings, (iii) keep Buyer reasonably apprised with respect to any material communications with any such supplier regarding such Supply Agreement, (iv) provide Buyer with a reasonable advance opportunity to review and comment upon draft Supply Agreements and (v) not enter into any agreement with such counterparties without Buyer’s prior written consent.

4.7    No Solicitation by Seller; Seller Board Recommendation.

(a)    During the Pre-Closing Period, and except as otherwise specifically provided for in this Agreement, Seller shall not, and shall cause its Subsidiaries and controlled affiliates not to, and Seller shall instruct its and its controlled affiliates’ Representatives not to, directly or indirectly (i) solicit, initiate or engage in any discussions or negotiations with respect to any inquiry, proposal, discussion, offer or request that constitutes or would reasonably be expected to lead to a Competing Proposal (an “Inquiry”) (other than informing any Person of the existence of the provisions contained in this Section 4.7) (provided, however, that Seller and its Representatives may make inquiries of a Person (and its Representatives) making a Competing Proposal to ascertain facts regarding, and clarify the terms of, such Competing Proposal for the purpose of the Seller Board informing itself about such Competing Proposal and the Person making it), (ii) terminate, amend, modify or waive any provision of any confidentiality, standstill or similar agreement to which it or any of its subsidiaries is a party with respect to any actual or potential Inquiry, (iii) approve or publicly recommend, or propose publicly to approve or recommend, any Competing Proposal, (iv) withdraw, change or qualify in a manner adverse to Buyer, the Seller Board Recommendation or fail to include the Seller Board Recommendation in the Proxy Statement when disseminated to the stockholders of Seller, (v) enter into any agreement or commitment providing for any Competing Proposal or (vi) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv) or (v) above, a “Seller Change of Recommendation”). Any violation of the restrictions contained in this Section 4.7(a) by any of Seller’s Representatives shall be deemed to be a breach of this Section 4.7(a) by Seller.

(b)    Notwithstanding the limitations set forth in Section 4.7(a), if, prior to the Seller Stockholder Approval being obtained, Seller receives a bona fide Competing Proposal that was not solicited in material breach of Section 4.7(a), and the Seller Board determines in good faith after consultation with Seller’s outside legal counsel and financial advisors that such Competing Proposal constitutes, or could reasonably be likely to lead to, a Superior Proposal and that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law, then Seller and its Representatives may (i) furnish information (including nonpublic information) to the Person making such Competing Proposal, its Representatives and its potential sources of financing, if, prior to so furnishing such information, Seller receives (or has previously received) from such Person an executed Acceptable Confidentiality Agreement and (ii) engage in discussions or negotiations with such Person, its Representatives and its potential sources of financing with respect to such Competing Proposal and any changes thereto, including by making counterproposals thereto. Seller will promptly provide or make available to Buyer any material nonpublic information concerning Seller provided to any other Person pursuant to Section 4.7(b)(i) that was not previously provided to Buyer.

(c)    The Seller shall notify Buyer promptly after, to the knowledge of Seller, the receipt of any Competing Proposal from and after the date of this Agreement and provide Buyer with a copy of the Competing Proposal (or if the Competing Proposal is not in writing, a description of the material terms of the Competing Proposal). The Seller shall keep Buyer reasonably informed of the status of discussions relating to any such Competing Proposal. The Seller will also promptly advise Buyer if the Seller determines to begin providing information to or engage in discussions or negotiations concerning a Competing Proposal pursuant to Section 4.7(b).

(d)    Notwithstanding anything in this Section 4.7 or Section 4.8 to the contrary, at any time prior to the receipt of the Seller Stockholder Approval, the Seller Board may, in response to its receipt of a bona fide Competing Proposal, make a Seller Change of Recommendation or terminate this Agreement to enter into a definitive written agreement providing for such Competing Proposal pursuant to Section 7.2(b) if (i) the Seller Board has determined in good faith after consultation with Seller’s outside legal counsel and financial advisors that (x) such Competing Proposal constitutes a Superior Proposal and (y) failure to make such Seller Change of Recommendation or to so terminate this Agreement would be inconsistent with the directors’ fiduciary duties under applicable Law, (ii) Seller has provided Buyer with a written notice of such determination and that the Seller Board intends to effect a Seller Change of Recommendation pursuant to this Section 4.7(d) or that Seller intends to terminate this Agreement pursuant to Section 7.2(b) and (iii) during the four (4) Business Day period commencing on the date of Buyer’s receipt of such notice Seller has negotiated with Buyer in good faith (to the extent Buyer desired to negotiate) to make a possible amendment to this Agreement so as to enable Seller to proceed with the Seller Board Recommendation and not effect a Seller Change of Recommendation, and after taking account of Buyer’s proposals, if any, the Seller Board again makes the determination set forth in Section 4.7(d)(i). Each time the financial or other material terms of such Competing Proposal are materially amended, the Seller will deliver to Buyer a new notice, and the period of negotiation provided in the foregoing sentence shall in no event end prior to 11:59 p.m. (Eastern Time) on the date that is two (2) Business Days immediately following Buyer’s receipt of such new notice and specified agreements.

(e)    Notwithstanding anything in this Section 4.7 or Section 4.8 to the contrary, at any time prior to the receipt of the Seller Stockholder Approval, the Seller Board may make a Seller Change of Recommendation in response to a Seller Intervening Event if (i) the Seller Board has determined in good faith after consultation with Seller’s outside legal counsel and financial advisors that the failure to make a Seller Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law, (ii) Seller has provided Buyer with a written notice of such determination and that the Seller Board intends to effect a Seller Change of Recommendation and (iii) during the four (4) Business Day period commencing on the date of Buyer’s receipt of such notice Seller has negotiated with Buyer in good faith (to the extent Buyer desired to negotiate) to make a possible amendment to this Agreement so as to enable Seller to proceed with the Seller Board Recommendation and not effect a Seller Change of Recommendation, and after taking account of Buyer’s proposals, if any, the Seller Board again makes the determination set forth in Section 4.7(e)(i).

(f)    Nothing contained in this Agreement shall prohibit Seller or the Seller Board from (i) complying with Rules 14d-9 and 14e-2(a) under the Exchange Act with respect to a Competing Proposal, (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or (iii) making any disclosure to its stockholders as reasonably required by applicable Law; provided, however, that this Section 4.7(f) shall not permit the Seller Board to make a Seller Change of Recommendation except to the extent permitted by Section 4.7(d) or Section 4.7(e). For the avoidance of doubt, a factually accurate public statement that describes Seller’s receipt of a Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed a Seller Change of Recommendation.

4.8    Preparation of the Proxy Statement; Seller Stockholders’ Meeting.

(a)    As promptly as reasonably practicable following the date of this Agreement, Seller shall prepare and cause to be filed with the SEC the Proxy Statement in preliminary form. Each of Seller and Buyer shall furnish all information concerning itself, its affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested by such other Party in connection with the preparation, filing and distribution of the Proxy Statement. Seller shall promptly notify Buyer upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as reasonably practicable after receipt thereof, provide Buyer with copies of all non-routine correspondence related to the Proxy Statement between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received from the SEC and advise Buyer of any oral comments with respect to the Proxy Statement received from the SEC. Seller shall respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to filing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Seller shall provide Buyer a reasonable opportunity to review and comment on such document or response in advance and give due consideration to such comments, except to the extent such disclosures relate to a Competing Proposal.

(b)    If, at any time prior to the Closing, any information relating to Seller or Buyer, or any of their respective affiliates, should be discovered by Seller or Buyer that, in the reasonable judgment of Seller or Buyer, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party, and Seller and Buyer shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of Seller. Nothing in this Section 4.8(b) shall limit the obligations of any Party under Section 4.8(a). For purposes of this Section 4.8, any information concerning or related to Seller or its affiliates will be deemed to have been provided by Seller, and any information concerning or related to Buyer or its affiliates will be deemed to have been provided by Buyer.

(c)    The Seller shall, in accordance with applicable Law and Seller’s charter and bylaws, establish a record date for, duly call, give notice of, convene and hold the Seller Special Meeting as promptly as reasonably practicable after the date hereof, for the purpose of obtaining the Seller Stockholder Approval. Subject to compliance with applicable Law, Seller shall no later than as promptly as reasonably practicable after the SEC has advised that it will not provide further comments on the Proxy Statement (or when the ten-day period referred to in Rule 14a-6 under the Exchange Act has expired without receipt of SEC comments or notice from the SEC that it will provide comments), mail the Proxy Statement to the stockholders of Seller and use its reasonable best efforts to solicit and obtain the Seller Stockholder Approval, except to the extent that the Seller Board shall have made a Seller Change of Recommendation as permitted by Section 4.7. Notwithstanding the foregoing provisions of this Section 4.8(c), Seller shall be permitted to recess, adjourn, postpone or delay the Seller Special Meeting without the prior consent of Buyer if and to the extent that: (i) there are holders of an insufficient number of Common Stock present or represented by a proxy at the Seller Special Meeting to constitute a quorum at the Seller Special Meeting, provided that any such recesses, adjournments, postponements or delays shall not cause the Seller Special Meeting to be recessed, adjourned, postponed or delayed by more than twenty (20) Business Days after the initial date established for the Seller Special Meeting; (ii) Seller has not received proxies representing a sufficient number of Common Stock to obtain the Seller Stockholder Approval, provided that any such adjournments, postponements or delays shall not cause the Seller Special Meeting to be adjourned, postponed or delayed by more than more than twenty (20) Business Days after the initial date established for the Seller Special Meeting; (iii) such adjournment, postponement, delay or cancellation is required by applicable Law or a request from the SEC or its staff; or (iv) in the good faith judgment of the Seller Board (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the Seller Special Meeting would be reasonably likely to not allow sufficient time under applicable Laws for the distribution and review of any required or appropriate supplement or amendment to the Proxy Statement by Seller’s stockholders prior to the Seller Special Meeting as then-scheduled.

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

5.1    Conditions to the Obligations of Each Party. The respective obligations of Buyer and Seller to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Buyer or Seller, as appropriate, at or before the Closing Date, of each of the following conditions:

(a)    the Seller Stockholder Approval shall have been obtained;

(b)    no judgment, order, decree, stipulation or injunction by any Governmental Entity of competent jurisdiction shall be in effect which prevents, makes illegal, or limits the consummation of any of the transactions contemplated by this Agreement, and no action, suit or proceeding shall be pending by or before any Governmental Entity of competent jurisdiction seeking an Order that would reasonably be expected to prevent the consummation of, or limit, any of the transactions contemplated by this Agreement;

(c)    no Law shall have been enacted, promulgated or deemed applicable to the transactions contemplated hereby that prevents the consummation of such transactions or has the effect of making such consummation thereof illegal; and

(d)    all waiting periods under the HSR Act, if applicable with respect to the transactions contemplated by this Agreement or other applicable waiting period (or any extension thereof), filings or approvals under the applicable Antitrust Laws to consummate the transactions contemplated hereby shall have expired, been terminated, been made or been obtained.

5.2    Conditions to Obligations of Buyer. In addition to the satisfaction or waiver, as applicable, of the conditions under Section 5.1, the obligation of Buyer to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver in writing by Buyer) of the following conditions:

(a)    (i) each of the Fundamental Representations of Seller set forth in Article II shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, in which case, as of such other date); and (ii) each of the representations and warranties of Seller set forth in Article II (other than the Fundamental Representations) shall be true and correct (disregarding all qualifications and exceptions as to materiality or Business Material Adverse Effect contained therein) on and as of the date of this Agreement and on and as of the Closing Date, except in the cases of the clauses (i) and (ii) (x) for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date, subject to clause (y) below), and (y) for failures of the representations and warranties to be true and correct as to matters that would not reasonably be expected to have a Business Material Adverse Effect;

(b)    Seller shall have performed or complied in all material respects with the agreements and covenants required to be performed or complied with by it under this Agreement and the Related Agreements as of or prior to the Closing;

(c)    Seller shall have delivered to Buyer a certificate, validly executed by a duly authorized officer of Seller, dated as of the Closing Date, certifying that each of the conditions specified in clauses (a) and (b) of this Section 5.2 is satisfied;

(d)    Seller shall have delivered to Buyer each of the Related Agreements to which Seller is a party, validly executed by a duly authorized representative of Seller;

(e)    Seller shall have delivered a certificate of non-foreign status satisfying the requirements of Treasury Regulation Section 1.1445-2(b) in a form reasonably acceptable to Buyer;

(f)    Seller shall have delivered to Buyer evidence of accepted binding purchase orders (i) with each of the counterparties set forth on Section 5.2(f)(i) of the Seller Disclosure Letter and (ii) reflecting the terms set forth on Section 5.2(f)(ii) of the Seller Disclosure Letter;

(g)    Seller shall have delivered to Buyer all other items listed in Section 1.3(b) not otherwise delivered under this Section 5.2;

(h)    Seller shall have delivered to Buyer letters from Seller to the FDA transferring to Buyer the rights to the Transferred Registrations issued by the FDA in substantially the form attached hereto as Exhibit I (the “Seller FDA Letters”);

(i)    All Third Party consents set forth on Section 5.2(i) of the Seller Disclosure Letter shall have been obtained, in form and substance reasonably satisfactory to Buyer; and

(j)    Since the date of this Agreement, there shall not have occurred a Business Material Adverse Effect.

5.3    Conditions to Obligations of Seller. The obligation of Seller to consummate (or cause to be consummated) the transactions to be consummated at the Closing are subject to the satisfaction (or waiver in writing by Seller) of the following conditions:

(a)     (i) each of the Fundamental Representations of Buyer set forth in Article III shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, in which case, as of such other date); and (ii) each of the representations and warranties of Buyer set forth in Article III (other than the Fundamental Representations) shall be true and correct (disregarding all qualifications and exceptions as to materiality or Buyer Material Adverse Effect contained therein) on and as of the date of this Agreement and on and as of the Closing Date, except in the cases of clauses (i) and (ii) (x) for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date, subject to clause (y) below), and (y) for failures of the representations and warranties to be true and correct as to matters that would not reasonably be expected to have a Buyer Material Adverse Effect;

(b)    Buyer shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with by it under this Agreement and the Related Agreements as of or prior to the Closing;

(c)    Buyer shall have delivered to Seller a certificate, validly executed by a duly authorized officer of Buyer, dated as of the Closing Date, certifying that each of the conditions specified in clauses (a) and (b) of this Section 5.3 is satisfied;

(d)    Buyer shall have delivered to Seller letters from Buyer to the FDA assuming responsibility for the Transferred Registrations issued by the FDA in substantially the form attached hereto as Exhibit J (the “Buyer FDA Letters”); and

(e)    Buyer shall have delivered to Seller all other items listed in Section 1.3(b) not otherwise delivered under this Section 5.3.

ARTICLE VI

INDEMNIFICATION

6.1    Indemnification by Seller. Subject to the terms and conditions of this Article VI, from and after the Closing, Seller shall indemnify Buyer and its Subsidiaries and their respective officers, directors, affiliates, stockholders, members, partners and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Buyer Indemnified Parties”) in respect of, and hold the Buyer Indemnified Parties harmless against, any and all claims, judgments, causes of action, losses, debts, obligations, Taxes and other liabilities, monetary damages, fines, penalties, costs, interest and expenses, including costs of investigation, defense and settlement, and reasonable attorneys’ and other fees and expenses (collectively, “Damages”) incurred as a result or arising out of:

(a)    any (i) breach of any representation or warranty of Seller contained in Article II of this Agreement or the certificate of Seller delivered at the Closing pursuant to Section 5.2(c) or (ii) failure to perform any covenant or agreement of Seller contained in this Agreement or the Related Agreements;

(b)    Seller’s and its affiliates’ failure, fully or timely, to pay, satisfy or perform the Excluded Liabilities;

(c)    any Tax for which Seller is responsible pursuant to Section 8.1;

(d)    any Tax imposed on or relating to (i) Acquired Assets or the Commercial Business with respect to any Pre-Closing Tax Period or (ii) all or portion of any Shire Milestone Payment; or

(e)    the matters set forth on Section 6.1(e) of the Seller Disclosure Letter.

6.2    Indemnification by Buyer. Subject to the terms and conditions of this Article VI, from and after the Closing, Buyer shall indemnify Seller and its Subsidiaries and their respective officers, directors, affiliates, stockholders, members, partners and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnified Parties”) in respect of, and hold the Seller Indemnified Parties harmless against, any and all Damages incurred as a result or arising out of:

(a)    any (i) breach of any representation or warranty of Buyer contained in Article III of this Agreement or the certificate of Buyer delivered at the Closing pursuant to Section 5.3(c) or (ii) failure to perform any covenant or agreement of Buyer contained in this Agreement or the Related Agreements;

(b)    Buyer’s and its affiliates’ failure, fully or timely, to pay, satisfy or perform the Assumed Liabilities; or

(c)    any Tax for which Buyer is responsible pursuant to Section 8.1.

6.3    Claims for Indemnification.

(a)    Third Party Claims. All claims for indemnification made under this Agreement resulting from, related to or arising out of a Third Party claim, action, suit or proceeding (a “Third Party Claim”) against an Indemnified Party shall be made in accordance with the following procedures. A Person entitled to indemnification under this Article VI (an “Indemnified Party”) shall give prompt written notification to the Person from whom indemnification is sought (the “Indemnifying Party”) of the commencement of any Third Party Claim for which indemnification may be sought or, if earlier, upon the written assertion of any such Third Party Claim; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party of any Liability hereunder, except to the extent that the Indemnifying Party has been materially prejudiced thereby, and then only to such extent. Within twenty (20) days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Claim so long as (i) the Third Party

Claim involves only money damages and does not seek an injunction or other equitable relief, (ii) the maximum amount the Indemnified Party would be entitled to recover under this Article VI in respect of such Third Party Claim is anticipated to be more than 50% of the total Damages likely to be assessed against the Indemnified Party pursuant to such Third Party Claim and (iii) prior to the Indemnifying Party assuming control of such defense, it shall provide reasonable assurance to the Indemnified Party of its financial ability to assume the cost of such Third Party Claim and that, as between the Indemnifying Party and the Indemnified Party, any Damages related to such Third Party Claim shall be the responsibility of the Indemnifying Party (subject to any applicable limitations provided in Section 6.5). If the Indemnifying Party does not assume control of such defense in accordance with the terms hereof, the Indemnified Party shall control such defense. The Party not controlling such defense may participate therein at its own expense and may retain separate co-counsel at its own expense; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such Third Party Claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered Damages for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties. The Party controlling such defense shall keep the other Party advised of the status of such Third Party Claim and the defense thereof and shall consider recommendations made by the other Party with respect thereto. The Indemnified Party shall not agree to any settlement of such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed so long as the Indemnifying Party is actively and diligently defending in good faith any such Third Party Claim. The Indemnifying Party shall not agree to any settlement of such Third Party Claim that (i) does not include a complete and unconditional release of the Indemnified Party from all Liability with respect thereto, (ii) has a finding or admission of any violation of Law or any violation of the rights of any Person, or (iii) imposes any Liability on the Indemnified Party, or any matters with respect to Taxes, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each of the Indemnifying Party and the Indemnified Party shall direct their respective counsel to reasonably cooperate with the other.

(b)    Procedure for Other Claims. An Indemnified Party wishing to assert a claim for indemnification under this Article VI which is not subject to Section 6.3(a) shall deliver to the Indemnifying Party a written notice (a “Claim Notice”) which contains (i) a description and, if then known, the amount (the “Claimed Amount”) of any Damages incurred by the Indemnified Party or the method of computation of the amount of such claim of any Damages, (ii) a statement that the Indemnified Party is entitled to indemnification under this Article VI and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages (including wire instructions if payment is requested to be made by wire transfer). Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall (A) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer), (B) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Agreed Amount, by check or by wire transfer), or (C) contest that the Indemnified Party is entitled to receive any of the Claimed Amount including the reasons therefor. If the Indemnifying Party in such response contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use commercially reasonable efforts to resolve such dispute. If such dispute is not resolved within sixty (60) days following the delivery by the Indemnifying Party of such response, the Indemnifying Party and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 10.9.

6.4    Survival.

(a)    Other than claims alleging common law fraud or willful or intentional misrepresentation or breach of this Agreement, the representations and warranties of Seller and Buyer set forth in this Agreement and the certificates delivered at Closing pursuant to Sections 5.2(c) and 5.3(c) shall survive the Closing for a period of sixteen (16) months, other than for the representations and warranties of Seller contained in Sections 2.1 (Organization, Qualification and Corporate Power), 2.2 (Title to Assets), 2.3 (Authority) and 2.18 (Brokers’ Fees), and of Buyer contained in Sections 3.1 (Organization), 3.2 (Authorization of Transaction) and 3.4 (Brokers’ Fees), (collectively, the “Fundamental Representations”), which shall survive the Closing for forty (40) months.

(b)    The covenants or other agreements contained in this Agreement shall survive the Closing until the expiration of the term of the undertaking set forth in such agreement and covenant.

(c)    No Party shall have any Liability of any nature with respect to any representation, warranty, agreement or covenant after the termination thereof; provided, however, any claim that is properly asserted in writing pursuant to Section 6.3 prior to the expiration of the applicable survival period as provided in Section 6.4(a) shall survive solely for the purpose of such claim until such claim is finally resolved and satisfied.

6.5    Limitations.

(a)    Subject to Section 10.13, from and after the Closing, the rights of the Indemnified Parties under this Article VI shall be the sole and exclusive remedies of the Indemnified Parties with respect to claims resulting from any breach of warranty or failure to perform any covenant or agreement contained in this Agreement or otherwise relating to the transactions that are the subject of this Agreement. Without limiting the generality of the foregoing two sentences, in no event shall Buyer, its successors or permitted assigns be entitled to claim or seek rescission of the transactions consummated under this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, nothing contained in this Agreement shall relieve or limit the liability of any Party or any officer or director of such Party from any liability arising out of or resulting from common law fraud or intentional or willful misrepresentation in connection with the transactions contemplated by this Agreement or in connection with the delivery of any of the documents referred to herein.

(b)    Notwithstanding anything to the contrary contained in this Agreement, each of the following limitations shall apply:

(i)    the aggregate liability of Seller for all Damages under Section 6.1(a)(i) (other than on account of the breach of any Fundamental Representation, with respect to which Seller’s aggregate liability shall not exceed an amount equal to the Base Purchase Price (as adjusted pursuant to Section 1.4)) and Section 6.1(e) shall not exceed an amount equal to $95,000,000 (the “Applicable Cap Amount”); and

(ii)    a Buyer Indemnified Party shall have no right to indemnification under Section 6.1(a)(i) (other than on account of the breach of any Fundamental Representation as to which the limitation shall not apply) or Section 6.1(e) unless and until the amount of Damages suffered by such Buyer Indemnified Party with respect to an individual claim under such sections exceeds $50,000 and the aggregate amount of Damages suffered by such Buyer Indemnified Party under such sections exceeds $250,000 (the “Aggregate Threshold”), whereupon the Buyer Indemnified Parties shall be indemnified for all Damages (including Damages up to the Aggregate Threshold), subject to the Applicable Cap Amount.

(c)    In no event shall any Indemnifying Party be responsible and liable for any Damages or other amounts under this Article VI that are special or punitive Damages, except to the extent that any of the foregoing are awarded to a Third Party against any Indemnified Party in circumstances in which such Indemnified Party is entitled to indemnification hereunder.

(d)    Notwithstanding anything to the contrary in this Agreement, any limitation or qualification as to materiality, Business Material Adverse Effect or Buyer Material Adverse Effect shall be disregarded for purposes of determining the amount of any Indemnifying Party’s indemnification obligation and whether there has been any breach of any representation, warranty, covenant or agreement in this Agreement.

(e)    The amount of any Damages for which indemnification is provided under this Article VI shall be computed net of any Third Party insurance proceeds actually received by the Indemnified Party (net of any retroactive premium adjustments and any other costs of collection), each Party agreeing (i) to use commercially reasonable efforts to recover all available insurance proceeds and (ii) to the extent any indemnity payment under this Agreement has been paid by the Indemnifying Party to or on behalf of the Indemnified Party prior to the receipt, directly or indirectly by the Indemnified Party of any net insurance proceeds under Third Party insurance policies on account of such Damages which duplicate, in whole or in part, the payment by the Indemnifying Party to or on behalf of the Indemnified Party, the Indemnified Party shall remit to the Indemnifying Party an amount equal to the amount of the net insurance proceeds actually received by the Indemnified Party on account of such Damages which duplicate, in whole or in part, the payment made by the Indemnifying Party to or on behalf of the Indemnified Party.

6.6    Right of Setoff. Upon notice to Seller specifying in reasonable detail the basis therefor, Buyer may set off any amount to which it may be entitled under this Article VI against amounts otherwise payable pursuant to Section 1.2.

6.7    Overdue Payments. Any indemnification obligation under this Article VI not paid when due shall bear interest from the due date until the date of payment thereof at a per annum rate equal to 2.00% plus the three (3)-month US Dollar LIBOR rate in effect on the date such payment is required to be made, from time to time, effective from the date that payment was due, compounded monthly, provided that interest shall not accrue at a rate that exceeds the maximum rate permitted by applicable Law, and provided further that interest shall not accrue to the extent the Indemnifying Party is in good faith contesting the right to indemnification hereunder.

6.8    Adjustment to Purchase Price. Any payment by Buyer or Seller, as the case may be, pursuant to this Article VI shall be treated as an adjustment to the purchase price for the Acquired Assets for Tax purposes unless otherwise required by applicable Law.

ARTICLE VII

TERMINATION

7.1    Termination of Agreement. The Parties may terminate this Agreement prior to the Closing as provided below:

(a)    by mutual written agreement of Seller and Buyer;

(b)    by Buyer if:

(i)    any of the representations or warranties of Seller contained in this Agreement are inaccurate or untrue to the extent that any such inaccuracy or untruth would cause the failure of the condition set forth in Section 5.2(a) to be satisfied;

(ii)    Seller has failed to discharge and fulfill any of its covenants or agreements contained in this Agreement to the extent that any such failure would cause the failure of the condition set forth in Section 5.2(b) to be satisfied, and in each case of clauses (i) and (ii), such inaccuracy or failure has not been cured within thirty (30) days after written notice of such failure, inaccuracy or untruth has been given to Seller; or

(iii)    prior to receipt of the Seller Stockholder Approval, the Seller Board or any committee thereof shall have effected a Seller Change of Recommendation under Section 4.7(d) or Section 4.7(e) hereto;

provided, however, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.1(b) if Buyer is in material breach of this Agreement;

(c)    by Seller if:

(i)    any of the representations or warranties of Buyer contained in this Agreement are inaccurate or untrue to the extent that any such inaccuracy or untruth would cause the failure of the condition set forth in Section 5.3(a) to be satisfied;

(ii)    Buyer has failed to discharge and fulfill any of its covenants or agreements contained in this Agreement to the extent that any such failure would cause the failure of the condition set forth in Section 5.3(b) to be satisfied, and in each case of clauses (i) and (ii), such inaccuracy or failure has not been cured within thirty (30) days after written notice of such failure, inaccuracy or untruth has been given to Buyer; or

(iii)    necessary in order to accept a Superior Proposal in accordance with Section 4.7(e); provided that as a condition to the termination of this Agreement by Seller pursuant to this Section 7.1(c)(iii), Seller pays Buyer, or causes Buyer to be paid, the Seller Termination Fee payable under Section 7.2(b)(i) (it being understood that Seller may enter into such definitive written agreement simultaneously with such termination of this Agreement);

provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if Seller is in material breach of this Agreement;

(d)    by Buyer or Seller by written notice to the other if;

(i)    any Governmental Entity shall have obtained a court order or taken any other action restraining, enjoining, or otherwise prohibiting the transactions contemplated by this Agreement and such court order or action is or shall have become final and no longer subject to appeal;

(ii)    the Closing shall not have occurred on or before 5:00 p.m., Eastern Time on June 30, 2017 (the “Outside Date”); provided, however, that no Party may terminate this Agreement pursuant to this Section 7.1(d)(ii) if such Party’s material breach of any representation, warranty, covenant or other obligation under this Agreement shall have been the reason that the Closing shall not have occurred on or prior to the Outside Date; or

(iii)    the Seller Stockholder Approval is not obtained at the Seller Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken.

7.2    Effect of Termination.

(a)    To terminate this Agreement as provided in Section 7.1 (except in the case of termination pursuant to Section 7.1(a)), the terminating party shall have given written notice to the other Party specifying the subsection of Section 7.1 pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there will be no liability of any Party (or any stockholder or representative of such Party) to each other Party hereto, except with respect to the Confidentiality Agreement, this Section 7.2, Section 9.7 and Article X; provided that no such termination shall relieve any Party from liability for any damages resulting from fraud or a willful breach of its representations, warranties or covenants set forth in this Agreement prior to such termination and any aggrieved Party will be entitled to all rights and remedies under applicable Law or in equity.

(b)    Seller Termination Fee.

(i)    If Seller terminates this Agreement pursuant to Section 7.1(c)(iii), then Seller shall pay or cause to be paid to Buyer prior to or substantially concurrently with, and as a condition to such termination, an amount in cash equal to $25,000,000 (the “Seller Termination Fee”).

(ii)    If Buyer terminates this Agreement pursuant to Section 7.1(b)(iii), then Seller shall pay or cause to be paid to Buyer the Seller Termination Fee within three (3) Business Days after such termination.

(iii)  If (A) Buyer or Seller terminates this Agreement pursuant to Section 7.1(b)(ii) (as a result of Seller’s breach of Section 4.7), Section 7.1(d)(ii) (solely in the event that the Seller Stockholder Approval has not been obtained) or Section 7.1(d)(iii), (B) a Competing Proposal has been publicly disclosed after the date of this Agreement and prior to the date of such termination and has not been withdrawn prior to the date of such termination, and (C) Seller enters into a definitive agreement with respect to such Competing Proposal within 12 months after such termination, and such Competing Proposal is subsequently consummated (regardless of whether such consummation happens prior to or following such 12-month period), then within three (3) Business Days after the date that such Competing Proposal is consummated, Seller will pay or cause to be paid to Buyer the Seller Termination Fee. For purposes of this Section 7.2(b)(iii), the term “Competing Proposal” will have the meaning assigned to such term in Section 10.1, except that references to “20%” will be deemed to be references to “50%”.

(iv)  If Buyer or Seller terminates this Agreement pursuant to Section 7.1(d)(iii), then Seller shall reimburse Buyer, or cause Buyer to be reimbursed, for Buyer’s documented out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, provided, however, Seller’s aggregate liability under this Section 7.2(b)(iv) shall not exceed an amount equal to $3,000,000.

(v)    In the event any amount is payable by Seller pursuant to the preceding clauses(i)-(iv), such amount shall be paid by wire transfer of immediately available funds to an account designated by Buyer. In no event shall Seller be obligated to pay the Seller Termination Fee on more than one occasion.

Seller acknowledges that (A) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that without this Section 7.2 Buyer would not have entered into this Agreement and (B) the Seller Termination

Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Buyer in the circumstances in which the Seller Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby. If Seller fails to promptly pay any amount due pursuant to this Section 7.2, Seller shall pay to Buyer all reasonable fees, costs and expenses of enforcement (including reasonable attorney’s fees as well as reasonable expenses incurred in connection with any action initiated by Buyer), together with interest on the amount of the Seller Termination Fee at the prime lending rate as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment is required to be made. Subject to Buyer’s rights set forth in Section 10.13, Buyer’s right to receive payment from Seller of the Seller Termination Fee shall be the sole and exclusive remedy of the Buyer Related Parties against Seller, any Seller Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates (collectively, “Seller Related Parties”) for any loss suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount (if entitled under this Section 7.2), none of the Seller Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transaction contemplated hereby (except that Seller shall also be obligated with respect to Section 7.2, to the extent applicable, and except that Seller shall remain obligated for, and Buyers and its affiliates may be entitled to remedies with respect to, the provisions and agreements surviving such termination pursuant to Section 7.2(a)).

ARTICLE VIII

TAX MATTERS

8.1    Certain Tax Matters.

(a)    Seller and Buyer shall be equally responsible for the payment of any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”). Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Seller shall cooperate with respect thereto as necessary). Buyer and Seller shall use commercially reasonable efforts to cooperate with each other to minimize any Transfer Taxes.

(b)    For purposes of this Agreement:

(i)    Whenever it is necessary to determine the liability for real property, personal property and similar ad valorem Taxes for or with respect to the Acquired Assets for a taxable period that begins before the Closing Date and ends after the Closing Date (a “Straddle Period”), the Taxes for the portion of the Straddle Period ending on and including, and for the portion of the Straddle Period beginning after, the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days during the Straddle

Period before and including the Closing Date, or the number of calendar days during the Straddle Period beginning the day after the Closing Date, as applicable, and the denominator of which is the number of calendar days in the entire Straddle Period; and

(ii)    Whenever it is necessary to determine the liability for all Taxes not referenced in Section 8.1(b)(i) (such as income, employee, payroll Taxes and any Taxes imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)) it shall be determined as if the Straddle Period ended at the end of the day on the Closing Date (except that (x) solely for purposes of determining the marginal Tax rate applicable to income or receipts during such period in a jurisdiction in which such Tax rate depends upon the amount or level of income or receipts, annualized income or receipts may be taken into account if appropriate for an equitable sharing of such Taxes and (y) exemptions, allowances and deductions that are otherwise calculated on an annual basis shall be apportioned on a daily basis).

(c)    Seller shall include in its taxable income all amounts received on or before the Closing Date with respect to any deferred revenue liability (for U.S. tax purposes) that is assumed by Buyer pursuant to this Agreement, and the parties agree to treat any such deferred revenue liability in a manner that will provide Buyer the opportunity to increase its tax basis in the Acquired Assets for U.S. tax purposes as it fulfills the underlying obligation associated with any such deferred revenue liability.

8.2    Withholding Taxes. Buyer shall be entitled to deduct and withhold from the Upfront Payment and any other payments pursuant to this Agreement (including the Contingent Payments, if any) all Taxes that Buyer may be required to deduct and withhold under any applicable provision of Tax law. All such withheld amounts shall be treated as delivered to Seller and Buyer shall remit or cause to be remitted to the applicable Governmental Entity the amounts withheld as required under any applicable provision of Tax law. Buyer shall notify Seller at least four (4) Business Days prior to Closing of any amount Buyer intends to withhold under this Section 8.2. Buyer and Seller agree to use commercially reasonable efforts to avoid or mitigate the imposition of any withholding Taxes.

8.3    Tax Refunds.

(a)    Any Tax refund (including any interest in respect thereof) received by Seller, and any amounts credited against Tax that are actually utilized, to which Seller becomes entitled (including by way of any amended Tax Returns or any carryback filing), that relate to any Post-Closing Tax Period, shall be for the account of Buyer and Seller shall pay over to Buyer any such refund or the amount of any such credit, net of any costs or expenses incurred by Seller in procuring such refund, within thirty (30) days after receipt of such credit or entitlement thereto.

(b)    Any Tax refund (including any interest in respect thereof) received by Buyer, and any amounts credited against Tax which are actually utilized to which Buyer becomes entitled (including by way of any amended Tax Returns or any carryback filing), that relate to any Pre-Closing Tax Period, shall be for the account of Seller and Buyer shall pay over to Seller any such refund or the amount of any such credit, net of any costs or expenses incurred by Buyer in procuring such refund, within thirty (30) days after receipt of such credit or entitlement thereto.

(c)    Each of Seller and Buyer shall cooperate, and cause each of their Affiliates to cooperate, in obtaining any Tax refund that the other party reasonably believes should be available, including through filing appropriate forms with the applicable Governmental Entity.

8.4    Tax Contests. After the Closing Date, Buyer shall notify Seller within ten (10) days of its written receipt of any notice of Tax deficiency, proposed Tax adjustment, Tax assessment, Tax audit, Tax examination or other administrative or court proceeding, suit, dispute or other claim primarily with respect to Taxes (a “Tax Claim”) that, if determined adversely to the taxpayer or after the lapse of time would be grounds for a claim for indemnity pursuant to Section 6.1 hereof; provided, however, that a failure by Buyer to provide notice of a Tax Claim within such ten (10) day period shall not entitle Seller to reduce the amount of the liability required to be paid pursuant to Section 6.1 unless such failure results in a material detriment to Seller, in which case the amount Seller is required to pay with respect to such liability shall only be reduced by the amount of such detriment. Thereafter, Buyer shall deliver to Seller, as promptly as possible, copies of all relevant notices and documents (including court papers) received by Buyer. In the case of any Tax Claim, Buyer and Seller may each participate, at its own expense, in the audit or proceeding; provided that the audit or proceeding shall be controlled by Buyer; provided, further, that at Seller’s election (upon written notice to Buyer) and its own expense, Seller may take control of the audit or proceeding, provided Seller agrees to indemnify Buyer for any resulting Taxes; provided, further, however, that (i) neither Party shall settle such audit or proceeding without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed and (ii) each Party shall keep the other Party timely informed with respect to the commencement, status and nature of any such Tax Claim.

8.5    Tax Allocation. Buyer shall prepare an allocation of the Upfront Payment, the Contingent Payment, and any amount that would be treated as consideration for U.S. federal income tax purposes among the Acquired Assets and the restrictions set forth in Section 9.9 in accordance with Section 1060 of the Code and the U.S. Treasury regulations thereunder (and any similar provision of state, local or foreign Law, as appropriate) (the “Draft Allocation”). Buyer shall deliver the Draft Allocation to Seller within ninety (90) days after the Closing Date. Seller shall review the Draft Allocation and provide any objections to Buyer within fifteen (15) days after the receipt thereof. In the event Seller does not object to Buyer’s Draft Allocation, such Draft Allocation shall be final (the “Final Allocation”). If Seller raises objections to the Draft Allocation or any subsequent adjustments, the Parties will negotiate in good faith to resolve such objection(s). Any subsequent adjustments to the consideration for the Acquired Assets shall be reflected in the Final Allocation as revised by Buyer and subject to Seller’s reasonable comments in a manner consistent with this Section 8.5, the imputed interest provisions of the Code, Section 1060 of the Code, and the U.S. Treasury regulations thereunder (and any similar provisions of state, local or foreign Law, as appropriate). Seller, Buyer and their respective consolidated Affiliates shall report and file Tax Returns (including IRS Form 8594) in accordance with the Final Allocation. Neither Buyer nor Seller shall take any position (whether in audits, Tax Returns, or otherwise) that is inconsistent with such Final Allocation unless required to do so by applicable Law.

ARTICLE IX

FURTHER AGREEMENTS

9.1    Post-Closing Information.

(a)    For a period of seven (7) years following the Closing, upon written request delivered to Buyer and subject to compliance with applicable Laws and any established legal privilege, Buyer shall, and Buyer shall cause the affiliates of Buyer with respect to the Commercial Business to, provide to Seller and its representatives (at Seller’s sole cost and expense) information in its possession, following receipt of a reasonable, written request therefor, to the extent necessary to prepare or defend any judicial or administrative proceeding related to the Commercial Business (other than any proceeding between Buyer and Seller), or to enable Seller and its representatives to satisfy Seller’s and its affiliates’ financial reporting and Tax preparation obligations. Buyer shall be entitled to receive from Seller, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses, as may reasonably be incurred in providing such information.

(b)    After the Closing, Buyer shall respond to reasonable, written requests for information and assistance by Seller in connection with Seller completing the audit of its accounts and preparation of its required federal, state and local Tax Returns.

9.2    Disclosure Generally. Any exception or disclosure set forth in any section or subsection of the Seller Disclosure Letter shall be deemed for the purposes of this Agreement to be disclosed and shall modify any of Seller’s other representations, warranties, covenants or other matters to the extent the applicability of such exception or disclosure to qualify one or more other representations, warranties, covenants or other matters is reasonably apparent on the face of such disclosure. The inclusion of any information in the Seller Disclosure Letter shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Commercial Business, has resulted in or would result in a Business Material Adverse Effect, or is outside the ordinary course of the Commercial Business. For purposes of this Agreement, the terms “to the knowledge of Seller,” “to Seller’s knowledge,” “known by Seller” or other words of similar meaning shall mean the actual knowledge of the persons listed on Section 9.2 of the Seller Disclosure Letter attached hereto and the knowledge such persons would have had after reasonably investigating the relevant facts or circumstances, and shall not refer to the knowledge of any other Person or entity.

9.3    Certain Employee Benefits Matters.

(a)    Offer of Employment; Continuation of Employment. Prior to the Closing Date, Buyer agrees that it will make offers of employment to those employees of Seller set forth as “Hire Employees” and may make offers of employment to those additional employees of Seller set forth as “Transition Hire Employees” in each case as identified on a schedule agreed upon by Seller and Buyer prior to the date hereof (each, a “Business Employee”), in each case in good faith, with: (i) salary or hourly wage rate, as the case may be, no less than one hundred and two percent (102%) of that provided by Seller immediately prior to the date of this Agreement in the event Seller has not implemented an ordinary course raise in compliance with Section 4.1(b)(viii) prior to the Closing Date with respect to such Business Employee (or one hundred percent (100%) of such amount provided by Seller immediately prior to the Closing Date if Seller has implemented an ordinary course raise in compliance with Section 4.1(b)(viii) prior to the Closing Date with respect to such Business Employee); (ii) an annualized target cash incentive opportunity no less favorable than that provided by Seller immediately prior to the Closing Date, including a full-year bonus opportunity for 2017 (notwithstanding the fact that the Business Employee is not employed by Buyer for the entirety of 2017 as a result of when the Closing occurs), in accordance with Buyer’s standard bonus policies (the “2017 Bonuses”); (iii) compensation and benefit opportunity programs based on Buyer’s eligibility criteria including long-term incentive compensation commensurate with similarly situated employees of Buyer that are based in the United States; (iv) eligibility to participate in health, welfare and defined contribution retirement benefit plans and programs that are substantially comparable, in the aggregate, and at a cost that is substantially comparable, in the aggregate, to those health, welfare and defined contribution retirement benefits provided by Seller immediately prior to the Closing Date; (v) a severance plan that will be in effect until the first anniversary of the Closing Date which shall provide for severance payments and benefits in the event such Business Employee’s employment is terminated without cause no less favorable than those provided by Seller to such Business Employee immediately prior to Closing Date pursuant to the terms of the applicable Business Benefit Plan; provided, however, for the avoidance of doubt, that in no event shall Buyer assume Seller’s Change in Control Severance Plan or any individual severance agreement or arrangement between Seller and any Business Employee that is not an Assigned Contract; and (vi) employment no greater than fifty (50) miles from the location at which the Business Employee was employed immediately prior to the Closing Date; provided, however, that Buyer’s obligations hereunder with respect to any Business Employees shall be subject to Buyer’s standard background check policies (to the extent permitted by applicable Law), which shall be conducted in accordance with the timeline and procedures mutually agreed to by the Parties. Buyer shall offer employment commencing on the Closing Date to all active Business Employees, including those on vacation, on the terms set forth in this Section 9.3. With respect to any Business Employee who is not actively employed on the Closing Date due to military leave, an approved leave of absence (whether paid or unpaid), disability or layoff, Buyer shall offer employment to such Business Employee as of the date such Business Employee returns to active employment, provided that such date is within one (1) year of the Closing Date (or, if later, only to the extent that such Business Employee retains re-employment rights under applicable Law). Any Business Employee that accepts employment with Buyer is referred to herein as a “New Buyer Employee.” Except as provided by Seller to Buyer on a separate schedule 9.3(c), Seller retains all Liabilities with respect to compensation and benefits owed to the Business Employees for pre-Closing employment and shall satisfy any obligations in connection with any severance or similar compensation owed to any Business Employee due to the consummation of the transactions contemplated hereby, either alone or in connection with another event. Nothing herein shall establish, modify or amend any Business Benefit Plan, or the terms and conditions of employment applicable to a Business Employee, or change the at-will status of any Business Employee.

(b)    Compensation; Employee Benefits. Except as otherwise required by applicable Law, the Business Employees shall cease to participate in or accrue further benefits under the Business Benefit Plans immediately prior to the Closing. Beginning on the Closing Date and for a twelve (12) month period thereafter, Buyer shall maintain (or cause its affiliates to maintain) employee benefit plans, agreements, programs, policies and arrangements for the benefit of each New Buyer Employee (“Buyer Plans”) on terms that are no less favorable than those set forth in Section 9.3(a). Buyer shall use commercially reasonable efforts to cause:

(i)    all Buyer Plans (including severance pay plans, programs and practices) to recognize all credited service of New Buyer Employees with Seller (and its predecessors, to the extent such service is credited by Seller) for purposes of eligibility and vesting and level of benefits (but not for benefit accrual under a defined benefit pension plan or vesting under equity incentive plans (other than vesting triggered by an individual’s retirement)) to the same extent such service was recognized under similar plans maintained by Seller immediately prior to the Closing Date, except as would result in a duplication of benefit; and such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations;

(ii)    each Buyer Plan to waive pre-existing condition limitations to the same extent waived or no longer applicable under the applicable Business Benefit Plan;

(iii)    each New Buyer Employee to be given credit under the applicable Buyer Plan for amounts paid under a corresponding Business Benefit Plan during the plan year in which the Closing occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums; and

(iv)    without limiting the generality of the foregoing, Buyer shall maintain in effect for the twelve (12) month period following the Closing a severance plan covering New Buyer Employees, which plan shall provide for severance payments and benefits to each New Buyer Employee no less favorable than those Seller provided to such New Buyer Employee pursuant to any Business Benefit Plan in effect as of immediately prior to the Closing Date.

(c)    Bonus Amounts. Buyer shall, or shall cause one of its affiliates to, pay the (i) “non-contingent retention bonuses” set forth on a schedule 9.3(c) that Seller shall provide to Buyer on or prior to the date hereof (“Non-Contingent Bonuses”) and (ii) 2017 Bonuses, in each case, to the extent earned by an applicable New Buyer Employee.

(d)    Flexible Spending Accounts. Effective as of the last day of the month in which Closing occurs, New Buyer Employees shall no longer be eligible to contribute to the flexible spending account sponsored by Seller except as otherwise provided by and in accordance with COBRA (such accounts, “Seller FSA” and such participants in the Seller FSA, “FSA Participants”). Effective as of the Closing Date, Buyer shall establish flexible spending accounts which shall (i) permit immediate participation as of the first day of the month immediately following Closing for all FSA Participants and (ii) accept for reimbursement any claims related to the calendar year in which the Closing Date occurs and eligible for reimbursement on the basis of participant elections initially made under the Seller FSA, which have not been previously reimbursed by Seller. The salary reduction election of FSA Participants under the Seller FSA will be continued by Buyer following Closing. Seller shall provide to Buyer as soon as administratively feasible following the Closing Date, a schedule setting forth the FSA Participants and the amount each FSA Participant has elected to contribute to the Seller FSA for the current calendar year and the amount reimbursed by the Seller FSA to the FSA Participant (or eligible dependent) (the “FSA Balances”). To the extent the FSA Balances in the aggregate are positive, Seller shall make a payment to Buyer equal to the aggregate FSA Balances by the tenth (10th) Business Day following the date on which Seller provides such schedule to Buyer. To the extent the FSA Balances in the aggregate are negative, Buyer shall make a payment to Seller equal to the aggregate FSA Balances by the tenth (10th) Business Day following the date on which Seller provides such schedule to Buyer. Notwithstanding the foregoing, no Person who elects COBRA continuation coverage with respect to such Person’s flexible spending account shall be considered a FSA Participant and any such Person’s flexible spending account balance shall not be a FSA Balance.

(e)    U.S. WARN Act. On or prior to the Closing Date, Seller shall provide Buyer with a list of all employees of the Commercial Business who have experienced an employment loss within the meaning of WARN within the ninety (90) day period ending on the Closing Date.    Buyer shall not, for a period of ninety (90) days after the Closing Date, engage in any conduct which would result in an employment loss or layoff for a sufficient number of employees of Buyer which, if aggregated with any such conduct on the part of Seller prior to the Closing Date, would result in liability under WARN on the part of Seller.

(f)    COBRA. Seller shall retain or assume responsibility for, and shall be responsible for administering compliance with, the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and any other similar applicable Law with respect to New Buyer Employees and their covered dependents who incur a COBRA qualifying event or loss of coverage under any Business Benefit Plan at any time on or before the Closing Date and with respect to any current or former employee of Seller that is not a New Buyer Employee. Buyer shall assume responsibility for, and shall be responsible for administering compliance with, the continuation coverage requirements under COBRA and any other similar applicable Law with respect to New Buyer Employees and their covered dependents who incur a COBRA qualifying event or loss of coverage after the Closing Date.

(g)    No Rights Created. No provision of this Agreement shall be construed to create any right, or accelerate entitlement, to any compensation or benefit whatsoever on the part of any future, present, or former employee of Seller under any Employee Benefit Plan or otherwise. Except as expressly provided in this Agreement, nothing in this Agreement shall preclude Buyer, at any time after the Closing Date, from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any Buyer Plan, any benefit under any Buyer Plan or any trust, insurance policy or funding vehicle related to any Buyer Plan.

9.4    Shire Milestone Payment.

(a)    If, prior to the Closing Date, Seller achieves, solely with respect to ONIVYDE (solely as it exists as of the date of this Agreement), (i) the milestone under Section 8.2(a)(iv) of the License and Collaboration Agreement, (ii) solely with respect to the First Indication (as defined in the License and Collaboration Agreement), the milestone under Section 8.3(a)(iii) of the License and Collaboration Agreement (the “Specified Milestone Payment”) or (iii) solely with respect to the First Indication (as defined in the License and Collaboration Agreement), the milestone under Section 8.3(a)(vii) of the License and Collaboration Agreement and, in each case (i), (ii) and (iii), any milestone payment (each, a “Shire Milestone Payment” and collectively, the “Shire Milestone Payments”) becomes payable by Shire to Seller with respect thereto, such payment shall be paid directly to Seller, such Shire Milestone Payment shall under no circumstances be considered part of the Acquired Assets, and Buyer shall not be entitled to (and shall not be entitled to request) any consideration or right of set off against the Upfront Payment or the Contingent Consideration in exchange for its agreement under this Section 9.4(a).

(b)    After the Closing, in the event any Shire Milestone Payment becomes payable and Shire has notified Buyer of such achievement pursuant to Section 8.3(c) of the License and Collaboration Agreement, Buyer shall: (i) provide notice to Seller promptly, and in any event no later than five (5) Business Days, after receiving such notice from Shire; and (ii) provide Shire (with a copy provided to Seller) with the corresponding invoice pursuant to Section 8.3(c) of the License and Collaboration Agreement directing Shire to pay either (x) such Shire Milestone Payment directly to Seller, if such Shire Milestone Payment is not the Specified Milestone Payment or (y) if such Shire Milestone Payment is the Specified Milestone Payment, then (A) such Shire Milestone Payment, less the Reimbursement Amount, directly to Seller and (B) the Reimbursement Amount directly to Buyer. If Shire fails to comply with such direction and instead pays all of such Shire Milestone Payment to Buyer, Buyer shall promptly pay to Seller (and in any event no later than ten (10) Business Days after receiving such payment) the amount of such Shire Milestone Payment, less the Reimbursement Amount if such Shire Milestone Payment is the Specified Milestone Payment. For the avoidance of doubt, except to the extent of the Reimbursement Amount paid to or retained by Buyer pursuant to this Section 9.4 (if any), (1) Buyer and its affiliates shall be mere collection agents with respect to any Shire Milestone Payment, (2) Seller shall retain beneficial ownership of any Shire Milestone Payment, (3) no Shire Milestone Payment shall under any circumstances be considered part of the Acquired Assets, and (4) Buyer shall not be entitled to (and shall not be entitled to request) any consideration or right of set off against any Contingent Consideration in exchange for its agreement under this Section 9.4.

(c)    Notwithstanding anything to the contrary herein, (x) Seller shall be solely responsible for, and shall fully and timely pay without any offset to PharmaEngine, Inc., all payments related to any Shire Milestone Payment or the related milestone under the PharmaEngine Agreement (the “PharmaEngine Payments”), and (y) if Seller receives the Specified Milestone Payment at any time (whether on, before or after the Closing), Seller shall promptly, but in no case later than two (2) Business Days following receipt of the Specified Milestone Payment (or the Closing Date if received prior to the Closing), pay Buyer an amount equal to $9,000,000 (the “Reimbursement Amount”) if Buyer has not already received the Reimbursement Amount. For the avoidance of doubt, in no event shall the Reimbursement Amount be paid to Buyer (A) more than once or (B) other than with respect to the Specified Milestone Payment.    Neither Buyer nor Seller shall take any position for Tax purposes that is inconsistent with this Section 9.4 unless required to do so by applicable Law.

(d)    After the Closing, Buyer shall not amend or waive any provision of the License and Collaboration Agreement that adversely affects the Shire Milestone Payments, including changing the amount or timing of payment of either of the Shire Milestone Payments without Seller’s prior written consent, which Seller may provide or withhold in its sole and absolute discretion. In the event Buyer and Shire enter into any discussions to amend the License and Collaboration Agreement in any manner that adversely affects the Shire Milestone Payment, Buyer shall promptly notify Seller of such discussions. Buyer shall promptly furnish or otherwise make available to Seller any relevant correspondence with Shire regarding any amendments or waivers to the License and Collaboration Agreement and give Seller a reasonable opportunity to review and comment thereon, subject to Seller entering into a confidentiality agreement reasonably acceptable to Shire and Buyer.

9.5    Use of Names. As promptly as reasonably practicable following the Closing and in no event later than six (6) months after the Closing Date, Seller shall, and shall cause its affiliates to, use commercially reasonable efforts to cease to use the names set forth on Section 9.5 of the Seller Disclosure Letter and any name confusingly similar thereto (collectively, the “Restricted Names”) and any trademarks, trade names, trade dress, service marks and logos that use or incorporate any Restricted Name. Seller agrees that from and after the Closing Seller shall not have any right, title, interest, license or other right whatsoever in the Restricted Names. Following the expiration of such six (6) month period, Seller shall, and shall cause its affiliates to, remove, strike over or obliterate all Restricted Names and any trademarks, trade names, trade dress, service marks and logos that use or incorporate any Restricted Name from the Excluded Assets (it being understood that this requirement shall not apply to fair use of any Restricted Name, including, but not limited to, in documents and materials kept as records that are maintained for internal use only and not publicly disseminated, or to be archived as such records, for historical purposes or as required by applicable Law). Any use of the Restricted Names by Seller as permitted in this Section 9.5 is subject to its use of each Restricted Name in the same form and manner as, to the same extent as (without an increase in extent or type of uses of each Restricted Name) and subject to the same standards of quality that are in effect for each Restricted Name as of the Closing Date. All goodwill arising from any such use shall inure to the benefit of Buyer or an applicable Buyer affiliate owning the Restricted Name so used. Seller shall not to use any Restricted Name in any manner that may reflect negatively on such name and mark or on Buyer or any of its affiliates.

9.6    Seller Trademarks. Buyer agrees that, except as set forth in this Section 9.6, following the Closing Date, Buyer shall not have any right, title, interest, license or other right whatsoever in the trademarks set forth on Section 9.6 of the Seller Disclosure Letter (the “Seller Trademarks”), and that Seller has not assigned or otherwise transferred such right, title, interest, license or other right to Buyer by implication or otherwise. Upon and following the Closing Date, Buyer shall use commercially reasonable efforts to cease using any Seller Trademarks in connection with the Acquired Assets as soon as reasonably practicable and in no event later than six (6) months after the Closing Date, except that Seller, on behalf of itself and its affiliates, hereby grants to Buyer a limited, non-exclusive, non-transferable, non-sublicensable, royalty-free license for a period of no longer than six (6) months following the Closing Date, to continue to use the Seller Trademarks solely in connection with the Acquired Assets, solely as, to the extent, and in the manner such Seller Trademarks were used by Seller immediately prior to the Closing Date. Following the expiration of such period, Buyer shall remove, strike over, or otherwise obliterate all Seller Trademarks remaining on any materials, goods or other property (including in electronic form) in its or their possession that are publicly accessible or disseminated, including from all sales and product literature, vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email addresses, computer software and other materials and systems (but excluding, for the avoidance of doubt, (i) any Contracts, books, documents and records included in the Acquired Assets bearing the Seller Trademarks that are maintained for internal use only and not publicly disseminated, (ii) products and other materials bearing the Seller Trademarks that have been previously sold or disseminated to customers or other persons at any time prior to the end of such six (6) month period, and (iii) fair use of any Seller Trademarks or as required by applicable Law). Any use of the Seller Trademarks by Buyer as permitted in this Section 9.6 is subject to its use of each Seller Trademark in the same form and manner as, to the same extent as (without an increase in extent or type of uses of each Seller Trademark) and subject to the same standards of quality that are in effect for each Seller Trademark as of the Closing Date. All goodwill arising from any such use shall inure to the benefit of Seller or an applicable Seller affiliate owning the Seller Trademark so used. Buyer shall not to use any Seller Trademark in any manner that may reflect negatively on such name and mark or on Seller or any of its affiliates.

9.7    Confidentiality.

(a)    From and after the date of this Agreement, each Party agrees that it shall not, without the prior written consent of the other Party, (i) disclose to any Person such other Party’s Confidential Material, except to those of its employees or representatives who need to know such information for the purpose of exploiting its rights or fulfilling its obligations under this Agreement (and then only to the extent that such persons are under an obligation to maintain the confidentiality of the Confidential Material), or (ii) use any of such other Party’s Confidential Material for any reason other than as contemplated by this Agreement. If a Party has been advised by legal counsel that disclosure of Confidential Material of the other Party is required to be made under applicable Law (including the requirements of a national securities exchange or another similar regulatory body) or pursuant to documents subpoena, civil investigative demand, interrogatories, requests for information, or other similar process, the Party required to disclose the Confidential Material shall, to the extent practicable, provide the other Party with prompt written notice of such request or demands or other similar process so that such other Party may seek an appropriate protective order or waive the disclosing Party’s compliance with the provisions of this Section 9.7. In the absence of a protective order or waiver or other remedy, the Party required to disclose the other Party’s Confidential Material may disclose only that portion of the Confidential Material which its legal counsel advises that it is legally required to disclose, provided that it exercises commercially reasonable efforts to preserve the confidentiality of such other Party’s Confidential Material, including by cooperating with such other Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Material.

9.8    Bulk Sales Waiver. The Parties agree to waive compliance with the provisions of any so-called “bulk transfer law,” “bulk sales law,” or any similar Tax Law (including any tax clearance or certification of tax compliance Law) of any jurisdiction that may be applicable with respect to the sale of the Acquired Assets as contemplated by this Agreement. Any failure to comply with any such Law shall in no way derogate any liability or responsibility of Seller under Article VI hereof.

9.9    Restrictive Covenants.

(a)    During the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (the “Non-Compete Period”), Seller covenants and agrees not to, and shall cause its affiliates not to, directly or indirectly anywhere in the world, acquire rights (other than through its own internal development) to any approved or marketed product that has as an indication in the treatment of metastatic adenocarcinoma of the pancreas or treatment of small cell lung cancer. Notwithstanding the foregoing, products that are being developed or commercialized by Seller prior to the Closing Date shall be excluded from the prohibition of this Section 9.9(a).

(b)    During the period beginning on the Closing Date and ending on the third (3rd) anniversary of the Closing Date (the “Non-Solicit Period”), Seller shall not, and shall cause its affiliates to not, directly or indirectly, (i) call-on, solicit, encourage, or induce, or attempt to call-on, solicit, encourage, or induce, any New Buyer Employee to leave the employ of, resign from, or terminate or reduce its relationship with, Buyer, or (ii) hire or offer to hire, either on a full-time basis or part-time or consulting basis, any New Buyer Employee who then currently is a New Buyer Employee, provided, however, that nothing in this Section 9.9(b) shall restrict Seller or its affiliates from offering employment to or hiring any New Buyer Employee who responds to a generalized solicitation for employment.

(c)    Seller shall instruct its officers and directors, and shall cause its affiliates to instruct their officers and directors, not to directly or indirectly through any other Person (whether as an officer, manager, director, employee, partner, consultant, holder of equity or debt investment, lender or in any other manner or capacity), engage in conduct, oral or otherwise, that disparages or damages or would reasonably be expected to disparage or damage any of Buyer, it affiliates or any of their respective current or former officers, managers, directors, employees, partners, consultants, agents, representatives, holders of equity or debt investments, lenders, businesses, activities, operations or reputations.

(d)    As a material inducement to Buyer’s execution of this Agreement (without such inducement Buyer would not have entered into this Agreement), Seller acknowledges and agrees that the provisions of this Section 9.9 are reasonable and necessary to protect the legitimate business interests of Buyer and its acquisition of the Acquired Assets. Seller shall not contest that Buyer’s remedies at law for any breach or threat of breach by Seller or any of its affiliates of the provisions of this Section 9.9 will be inadequate, and that Buyer shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the provisions of this Section 9.9 and to enforce specifically such terms and provisions, in addition to any other remedy to which Buyer may be entitled at Law or equity, as well as the costs and attorneys’ fees it incurs in enforcing the provisions contained in this

Section 9.9. The covenants contained in this Section 9.9 are covenants independent of any other provision of this Agreement or any other agreement between the Parties hereunder, and the existence of any claim Seller may have against Buyer under any other provision of this Agreement or otherwise, shall not constitute a defense to the enforcement of the provisions contained in this Section 9.9. Seller further agrees that should it violate any provisions contained in this Section 9.9, the Non-Compete Period and the Non-Solicit Period, as applicable, shall extend for an additional time period that is equal to the term of such violation so that Buyer is provided with the full benefit of the restrictive period set forth in this Section 9.9.

(e)    If any of the provisions contained in this Section 9.9 shall for any reason be held by a court of competent jurisdiction to be excessively broad as to duration, scope, activity or subject, then such provision shall be construed by limiting and reducing it with respect to such jurisdiction, only to the extent necessary so as to be valid and enforceable to the extent compatible with the applicable Law of such jurisdiction.

9.10    FDA Letters. Promptly after the Closing (but in no event later than two (2) Business Days following the Closing), (a) Seller shall file, or cause to be filed, with the FDA the Seller FDA Letters and provide a copy of the as-filed Seller FDA Letters to Buyer, and (b) Buyer shall file, or cause to be filed, with the FDA the Buyer FDA Letters and provide a copy of the as-filed Buyer FDA Letters to Seller.

9.11    Available Cash. From the Closing through the date that is eighteen (18) months after the Closing Date, Seller shall maintain an amount of cash resources sufficient to fund the payment obligations that Seller reasonably determines it expects to be required to make under Article VI.

ARTICLE X

MISCELLANEOUS

10.1    Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Seller than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement (a) shall not be required to contain standstill provisions, (b) shall not be required to contain non-solicit provisions, and (c) shall not restrict Seller from complying with Section 4.7.

“affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“AI Approval” means Regulatory Approval by the FDA of ONIVYDE for an additional indication unrelated to FL Approval and SCL Approval.

“Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“Base Purchase Price” means $575,000,000.

“Business Day” means any day that is not a Saturday or Sunday or a day on which banking institutions located in New York, New York are required by Law to remain closed.

“Business Material Adverse Effect” means any Effect that is materially adverse to (i) the ability of Seller to consummate the transactions contemplated by this Agreement on or before the Outside Date or (ii) the business, financial condition or results of operations of the Commercial Business, taken as a whole; provided, however, that a “Business Material Adverse Effect” shall not include, either alone or in combination, any Effect resulting from or arising out of (and the following will not be taken into account when determining whether a “Business Material Adverse Effect” has occurred): (A) the announcement, pendency or consummation of this Agreement or the transactions contemplated hereby, including (1) the identity of, or any facts or circumstances relating to, Buyer or any of its affiliates or (2) any employee attrition or the loss, diminution or disruption of the Commercial Business or relationships with existing or prospective clients, customers or suppliers, in each case to the extent resulting from the public announcement of this Agreement or the pendency of the transactions contemplated hereby; (B) any action taken by Seller at the written request of Buyer or with Buyer’s written consent or any action specifically required by this Agreement to be taken by Seller, or the failure of Seller to take an action that Seller is specifically prohibited from taking by the terms of this Agreement; (C) any event or occurrence generally affecting the industries in which the Commercial Business operates or in the economy generally or other general business, financial or market conditions; (D) changes affecting the national or international general economic, political, legal or regulatory conditions; (E) changes in, compliance with, or action taken for the purpose of complying with any change in, Laws or GAAP (or any interpretation of GAAP) applicable to the Commercial Business; (F) any regulatory or clinical Effect with respect to any product of any competitor of Seller; (G) the failure of Seller or the Commercial Business to meet internal or analysts’ expectations or projections (it being understood that the Effects giving rise or contributing to such failure may be taken into account in determining whether there has been a Business Material Adverse Effect if not otherwise excluded by items (A) through (J) hereof); (H) fluctuations in the value of any currency; (I) changes in the market price or trading volume of Seller’s stock (it being understood that the Effects giving rise or contributing to such changes may be taken into account in determining whether there has been a Business Material Adverse Effect if not otherwise excluded by items (A) through (J) hereof); or (J) national or international political conditions or instability, including the engagement by the United States in hostilities, whether or not pursuant to a declaration of emergency or war, or the occurrence of any military or terrorist attack upon the United States or any other nation, except, in each of clauses (C), (D), (E), or (J) above, to the extent such Effects have a disproportionate impact on the Commercial Business, taken as a whole, relative to other comparable businesses in the industry or markets in which the Commercial Business participates.

“Buyer Material Adverse Effect” means any Effect that is materially adverse to the business, financial condition or results of operations of Buyer or on the ability of Buyer to consummate the transactions contemplated by this Agreement on or before the Outside Date.

“Buyer Related Parties” means Buyer, the Buyer Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members and affiliates.

“Closing Product Inventory” means a Transferred Product in a finally packaged form for distribution to end users with all legally required warnings, labeling and packaging, and all outer distribution and transport packaging for the foregoing.

“Code” means the Internal Revenue Code of 1986.

“Commercially Reasonable Efforts” as used in Section 1.2(c) means those commercially reasonable efforts and resources that are substantially similar to the level of effort and resources used by a pharmaceutical company of similar size and resources to Buyer to accomplish a similar objective under similar circumstances with respect to drugs or drug candidates of similar commercial potential and is at a similar stage of development or product lifecycle, taking into consideration all relevant factors at the time such efforts are expended, which may include, as applicable, issues of safety and efficacy, projected costs to Develop such Transferred Product, the competitiveness of alternative Third Party products to such Transferred Product, the patent and other proprietary position of such Transferred Product, the freedom to operate or other patent or intellectual property infringement concerns, the likelihood of Regulatory Approval, and the expected pricing, sales, reimbursement, financial return, commercial potential and profitability of such Transferred Product. Notwithstanding anything to the contrary, for purposes of determining Commercially Reasonable Efforts hereunder, Buyer shall not be entitled to take into account any amounts due to Seller pursuant to this Agreement, the License and Collaboration Agreement, the PharmaEngine Agreement or any other Related Agreement.

“Common Stock” means the common stock of Seller, par value $0.01 per share.

“Competing Proposal” means any Inquiry made by a Person or group, in a single transaction or series of related transactions, which is structured (i) to permit such Person or group to acquire beneficial ownership of (A) 20% or more of the consolidated assets of Seller with respect to the Commercial Business, or to which more than 20% of Seller’s revenues on a consolidated basis are attributable with respect to the Commercial Business, or (B) 20% or more of the combined voting securities of Seller, (ii) as any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the combined voting securities of Seller, (iii) as a merger, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Seller or any of its Subsidiaries in which the other party thereto or its stockholders will own 20% or more of the combined voting securities of the parent entity resulting from any such transaction, or (iv) as any combination of the foregoing types of transactions if the sum of percentage of the consolidated assets, consolidated revenues attributable to the Commercial Business and Seller’s voting securities involved is more than 20%; in each case other than transactions contemplated by this Agreement.

“Confidential Material” means (i) with respect to Buyer, all data and information, relating to the Commercial Business and included within the Acquired Assets or any confidential information disclosed by Buyer to Seller in connection with the transactions contemplated by this Agreement and (ii) with respect to Seller, all data and information and other confidential information disclosed by Seller to Buyer relating to the Excluded Assets and Excluded Liabilities in connection with the transactions contemplated by this Agreement, in each of clause (i) and (ii) without regard to form or medium, including, without limitation, all technical or nontechnical data and information, trade secrets, personnel data, works of authorship, know-how, Intellectual Property, business concepts, research study, plans, systems, methods and information, financial data, information and plans, and information relating to actual or prospective customers, clients, franchises, suppliers, distributors, resellers, licensees, licensors, vendors, contractors, consultants, officers, directors or employees, whether prepared by Seller or any other Person. Confidential Material shall not include any data or information that (w) the disclosing Party proves was either in the public domain prior to the date hereof or subsequently came into the public domain by means other than an unauthorized disclosure or a breach of this Agreement, (x) was lawfully received by the disclosing Party from a Third Party without any obligation of confidentiality to such Third Party or any other Person, (y) was disclosed by the non-disclosing Party to a Third Party without any restrictions on confidentiality, or (z) was independently created by the disclosing Party without access to Confidential Material from the non-disclosing party; provided that notwithstanding the foregoing, all data and information relating to the Commercial Business or included within the Acquired Assets shall be Confidential Material of Buyer.

“Contract” means any contract, agreement, license, sublicense, indenture, instrument, commitment and any other legally binding agreement, whether written or oral.

“Develop”, “Developed” or “Development” means all activities reasonably relating to research, non-clinical, preclinical and clinical trials, toxicology testing, statistical analysis and reporting, preparation and submission of applications or other filings to a Regulatory Authority to obtain Regulatory Approval for the applicable Transferred Product, and as used in Section 1.2(c) in each case as a condition to or in support of obtaining Regulatory Approval for one or more of the Milestone Events.

“Effect” means any event, occurrence, change, development or effect.

“Encumbrance” means any charge, claim, condition, equitable interest, lien, encumbrance, option, pledge, security interest, hypothecation, mortgage, right of first refusal, or any restriction on use, voting, transfer, receipt of income, right of set-off, title retention, or exercise of any other attribute of ownership.

“ERISA Affiliate” means any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes Seller.

“Escrow Agent” means JPMorgan Chase Bank, N.A.

“Escrow Agreement” means that certain escrow agreement, dated as of the Closing Date, by and among Buyer, Seller and the Escrow Agent in substantially the form attached hereto as Exhibit K.

“Escrow Amount” means, as of the Closing Date, the greater of: (i) $3,000,000; and (ii) the amount by which the Estimated Net Working Capital exceeds the Target Net Working Capital; provided that in no event shall the Escrow Amount exceed $10,000,000.

“Exchange Act” means the Securities Exchange Act of 1934.

“Expert” means the Chicago, Illinois office of Grant Thornton, or if such firm is unable or unwilling to act in such capacity, the Expert will be such other firm selected by agreement of Buyer and Seller; provided, that if Buyer and Seller are unable to agree on an Expert within thirty (30) days after delivery of an Objection Notice, either Seller or Buyer may request the American Arbitration Association to appoint, within ten (10) Business Days from the date of such request, a nationally recognized registered public accounting firm or certified public accountant with significant arbitration experience related to purchase price adjustment disputes.

“FL Approval” means Regulatory Approval by the FDA of ONIVYDE: (i) for the treatment of metastatic adenocarcinoma of the pancreas as first-line treatment, in combination with fluorouracil and leucovorin (with or without oxaliplatin), or (ii) for the treatment of metastatic adenocarcinoma of the pancreas as first-line treatment, in combination with gemcitabine and abraxane, or (iii) for the treatment of metastatic adenocarcinoma of the pancreas as first-line treatment obtained following submission and filing of Regulatory Approval by Buyer (or, for the avoidance of doubt, its affiliates, licensees, sublicensees or transferees) for purposes of commercialization by Buyer (or, for the avoidance of doubt, its affiliates, licensees, sublicensees or transferees), excluding, for the avoidance of doubt, any Regulatory Approval received by any Person without a contractual relationship (other than NDAs, MTAs and CTAs) with Buyer. The FL Approval shall specifically exclude labeling based on findings derived from clinical trials in individuals who progress after adjuvant or neoadjuvant gemcitabine-containing therapy and restricted to post-adjuvant use of ONIVYDE in combination with fluorouracil and leucovorin in patients who are unfit for acknowledged standard-of-care first-line treatment.

“GAAP” means generally accepted accounting principles in the United States.

“GAAP Consistently Applied” means GAAP applied on a basis consistent with the accounting methodologies, practices, estimation techniques, assumptions and principles used by Seller as of the date hereof and the principles set forth on Section 1.2(e) of the Seller Disclosure Letter.

“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials as set forth in 21 C.F.R. Parts 50, 54 and 56 and applicable guidance documents, as well as similar applicable standards in foreign jurisdictions.

“Indebtedness” means, with respect to any Person, any principal, interest, premiums or other obligations of such Person (excluding accrued expenses and trade payables), whether or not contingent: (a) in respect of notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured; (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof); (c) in respect of banker’s acceptances; (d) representing capital lease obligations; (e) representing the balance deferred and unpaid of the purchase price of any property or services due more than one year after such property is acquired or such services are completed; (f) representing any hedging obligations, if and to the extent any of the preceding items (other than letters of credit and hedging obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP; (g) in respect of accrued bonuses owed to Business Employees with respect to the 2016 calendar year; or (h) all prepayment premiums, penalties, costs and/or expenses related to any items of Indebtedness of the type referred to in clauses (a) through (g) above that would be required to be paid as a result of the transactions contemplated hereby or to extinguish the Indebtedness as of immediately prior to the Closing. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Intellectual Property” means all rights of every kind and description throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from: (a) trademarks, trade dress, service marks, certification marks, logos, brands, slogans, design rights, names, corporate names, trade names, Internet domain names, social media accounts and addresses and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing; (b) Patents; (c) copyrights and copyrightable subject matter; (d) rights in any computer software or firmware (whether in source code, object code or other form), algorithms, data files, databases, compilations and data technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing; (e) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law), and all other non-public confidential or proprietary information, know-how, clinical data, non-clinical data, pre-clinical data, in-vitro data, inventions, processes, formulae, models, and methodologies, excluding Patents, and rights to limit the use or disclosure thereof by any Person; (f) inventions, invention disclosures, discoveries and improvements, whether or not patentable; and (g) all applications, registrations, and renewals for the foregoing in any jurisdiction throughout the world.

“IRS” means the Internal Revenue Service.

“Law” means (i) any statute, code, rule, regulation, ordinance, rule of common law, requirement or other pronouncement of any Governmental Entity having the effect of law and (ii) any binding guidance document with regard to drug approval requirements.

“Liability” means any debt, obligation, duty or liability of any nature (including unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“LIBOR” means the London Interbank Offered Rate.

“License and Collaboration Agreement” means the License and Collaboration Agreement by and among Baxter International, Inc., Baxter Healthcare Corporation, Baxter Healthcare SA (collectively “Shire”) and Seller, dated as of September 23, 2014.

“Milestone Event” means each of the FL Approval, SCL Approval and AI Approval.

“MM-436” means the generic version of doxorubicin hydrochloride (HCl) liposome injection that is being Developed in connection with the Commercial Business.

“Net Working Capital” means, as of any date, the amount by which (a) the Acquired Assets that are “current assets” (including the net realizable value of commercially saleable inventory units held at zero GAAP book value (valued at units multiplied by the 2016 average standard cost of such recorded unit), but excluding any Closing Product Inventory with a shelf life of less than eleven (11) months from the Closing Date, any account receivables that are greater than seventy-five (75) days outstanding, cash and cash equivalents) exceed (b) the Assumed Liabilities that are “current liabilities”, excluding, in each case, deferred revenue and any items constituting Indebtedness, calculated in accordance with the sample calculation of Net Working Capital set forth in Section 1.2(e) of the Seller Disclosure Letter and GAAP Consistently Applied.

“One Kendall Property” means that certain real property located at One Kendall Square, Cambridge, Massachusetts.

“ONIVYDE” means the liposomal encapsulation of irinotecan, also known as MM-398, that is marketed and sold in connection with the Commercial Business under New Drug Application 207793.

“Orders” means all orders, rulings, judgments, settlements, arbitration awards or decrees of any Governmental Entity (or any agreement entered into or any administrative, judicial or arbitration award with any Governmental Entity).

“ordinary course” means the ordinary course of the Commercial Business consistent with past practice.

“Patents” means patents and patent applications, design patents and applications, provisionals, utility models and any and all related national or international counterparts thereto, including any divisionals, continuations, continuations-in-part, continued prosecution, reissues, reexaminations, substitutions and extensions thereof (including supplementary protection certificates, requests for, and grants of, continued examination, post-grant confirmations or amendments, counterparts claiming priority from any of the foregoing; and any patents or patent applications that claim priority to or from any of the foregoing) and all rights to claim priority arising from or related to any of the foregoing.

“Permitted Encumbrance” means: (i) Encumbrances for Taxes, assessments and governmental charts or levies either not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) Encumbrances for mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar liens that are not yet due and payable or that are being contested in good faith by appropriate proceedings; (iii) Encumbrances for pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of the Commercial Business; (iv) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Commercial Business or the Acquired Assets; (v) statutory or contractual liens of landlords under leases pursuant to which Seller is a lessee and not in material default; (vi) liens arising solely by action of Buyer; and (vii) licenses or sublicenses of the Transferred IP that are set forth on Section 2.9(b) of the Seller Disclosure Letter.

“Person” shall mean any individual, corporation, limited liability company, partnership, joint venture, estate, trust, association, unincorporated organization, other form of entity, of whatever nature, or Governmental Entity.

“PharmaEngine Agreement” means the Assignment, Sublicense and Collaboration Agreement, dated May 5, 2011, between PharmaEngine, Inc. and Seller.

“Post-Closing Tax Period” means a Tax period that begins after the Closing Date and the portion of a Straddle Period that begins after the Closing Date.

“Pre-Closing Tax Period” means a Tax period that ends on or before the Closing Date and the portion of a Straddle Period ending on and including the Closing Date.

“Proxy Statement” means a proxy statement to be sent to the stockholders of Seller (together with any amendments or supplements thereto) with respect to the Seller Special Meeting.

“Regulatory Approval” means, with respect to a pharmaceutical product in a country or jurisdiction, any approval, registration, clearance, license or authorization that is required by the applicable Regulatory Authority to manufacture, market, promote and sell such pharmaceutical product in such country or jurisdiction.

“Release” means the release, spill, leak, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the indoor or outdoor environment.

“Representatives” means, when used with respect to Buyer or Seller, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders and other agents, advisors and representatives of Buyer or Seller, as applicable, and their respective Subsidiaries.

“SCL Approval” means Regulatory Approval by the FDA of ONIVYDE for the treatment of small cell lung cancer after failure of first-line chemotherapy.

“SEC” means the United States Securities and Exchange Commission.

“Seller Board Recommendation” means the recommendation of the Seller Board that the stockholders of Seller vote in favor of approval of the sale of the Acquired Assets pursuant to this Agreement and the transaction contemplated hereby.

“Seller Group” means Seller and each Subsidiary of Seller that owns or has right or title to the Acquired Assets.

“Seller Intervening Event” means an Effect occurring or arising after the date hereof, which Effect becomes known to the Seller Board prior to the Closing.

“Seller Special Meeting” means the meeting of the holders of Common Stock for the purpose of seeking the Seller Stockholder Approval, including any postponement or adjournment thereof.

“Seller Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding Common Stock entitled to vote upon the adoption of this Agreement at the Seller Special Meeting.

“Shared Contracts” means any Contract entered into prior to the Closing to which any member of the Seller Group is a party that related to both the Commercial Business and any other business of Seller other than the Commercial Business.

“Shire” shall have the meaning set forth in the definition of License and Collaboration Agreement.

“Subsidiaries” means all those corporations, associations or other business entities of which the entity in question (a) owns or controls a majority of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which a majority of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (b) in the case of partnerships, serves as a general partner, (c) in the case of a limited liability company, serves as a managing member, or (d) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any bona fide written Competing Proposal that (a) is on terms that the Seller Board determines (after consultation with its outside counsel and independent financial advisors) are more beneficial and favorable to Seller’s stockholders from the financial point of view, taking into account such factors as the Seller Board considers in good faith to be appropriate (including the terms and conditions of such offer, identity of the Person or group making such offer, the existence of any financing conditions, the conditionality of any financing commitments and the likelihood and timing of consummation), than this Agreement (including any changes in the terms of this Agreement proposed by Buyer to Seller in writing in response to such Competing Proposal or otherwise), and (b) which the Seller Board has determined in its good faith judgment (after consultation with Seller’s outside counsel and independent financial advisors) and after taking into account such factors as the Seller Board considers in good faith to be appropriate, is reasonably likely to be consummated (if accepted), except that the references to “20%” in the definition of “Competing Proposal” shall be deemed to be references to “50%”.

“Target Net Working Capital” means $12,000,000.

“Tax Returns” means all reports, returns, declarations, statements, forms or other information required to be supplied to a Governmental Entity in connection with Taxes, including amendments thereto.

“Taxes” means (a) all taxes, including income, gross receipts, capital gain, ad valorem, value-added, goods and services, excise, escheat, real property, personal property, sales, use, transfer, withholding, employment and franchise taxes or other similar charges imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof and (b) any liability for any item described in clause (a) of another natural person, corporation, limited liability company, association, partnership, not for profit entity, other form of business, or Governmental Entity, whether by Contract or express or implied agreement, pursuant to any applicable Law, as a transferee or successor, or otherwise.

“Third Party” means any Person other than the Parties or any of their respective Subsidiaries and affiliates.

“Transferred Product Records” means collectively all (i) regulatory and other reports (including pharmacovigilance reports), information on adverse events, correspondence, official contact regulatory reports and minutes with any Governmental Entity, pricing studies and all price reporting files of any Governmental Entity existing since the launch of the Transferred Products, any documents (including, without limitation, laboratory, clinical and pre-clinical animal study data) relating to the Transferred Registrations or to the subject matter of the Transferred Registrations, in each case to the extent relating exclusively to any Transferred Product or the Commercial Business, (ii) development data (of any kind) from discovery through to submission (raw data, stability, validation, quality by design work) for drug substance through to final drug product, all analytical methods development and validation, (iii) manufacturing data (of any kind), manufacturing facility and quality control lab commissioning and validation protocols and reports, (iv) facility and equipment detailed drawings, all equipment maintenance and calibration data, and (v) records relating to the filing, prosecution, issuance, maintenance, enforcement or defense of the Transferred IP, in the case of clauses (i) - (v) that are owned or controlled by or otherwise in the possession of Seller as of the Closing Date and except to the extent included in and primarily related to any Excluded Assets or Excluded Liabilities.

“Transferred Products” means ONIVYDE and MM-436.

“Transferred Registrations” means all product and marketing registrations and applications, pending or issued, for the Transferred Products (which shall include all FDA and other U.S. and non-U.S. regulatory approvals and licenses related to, and all related applications and other information submitted for the purposes of or prepared in connection with obtaining the approval for, a product candidate), including the registrations and/or applications listed or described on Section 1.1(a)(ii) of the Seller Disclosure Letter.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988.

10.2    Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

2017 Bonuses	9.3(a)
Acquired Assets	1.1(a)
Aggregate Threshold	6.5(b)(ii)
Agreed Amount	6.3(b)
Agreement	Preamble
Antitrust Approvals	4.3(b)
Applicable Cap Amount	6.5(b)(i)
Assigned Contracts	1.1(a)(iii)
Assumed Liabilities	1.1(c)
Assumption Agreements	1.1(c)
Bill of Sale	1.3(b)(iii)
Business Benefit Plans	2.16(a)
Business Employee	9.3(a)
Buyer	Preamble
Buyer FDA Letters	5.3(d)
Buyer Group	1.1(a)
Buyer Indemnified Parties	6.1
Buyer Plans	9.3(a)
Claim Notice	6.3(b)
Claimed Amount	6.3(b)
Closing	1.3(a)
Closing Date	1.3(a)
Closing Net Working Capital	1.4(a)
Closing Statement	1.4(a)
COBRA	9.3(f)
Commercial Business	Introduction
Commercial Business Balance Sheet Date	2.5(b)
Confidentiality Agreement	4.2
Contingent Payment	1.2(b)
CTAs	2.9(b)
Damages	6.1
DOJ	4.3(a)
Domain Name Assignment Agreement	1.3(b)(vi)
Downward Adjustment Amount	1.4(c)(i)
Draft Allocation	8.5
Electronic Delivery	10.7
Employee Benefit Plan	2.16(a)
Employment Practices	2.15(b)
Environmental Laws	2.19
Environmental Permits	2.19
ERISA	2.16(a)
Estimated Net Working Capital	1.2(e)

Excluded Assets	1.1(b)
Excluded Liabilities	1.1(d)
FDA	2.13(b)
Final Allocation	8.5
Final Net Working Capital	1.4(b)(iv)
FSA Balances	9.3(a)
FSA Participants	9.3(a)
FTC	4.3(a)
Fundamental Representations	6.4(a)
Governmental Entity	2.4(b)
Hazardous Substances	2.19
Healthcare Laws	2.13(a)
HSR Act	2.4(b)
Indemnified Party	6.3(a)
Indemnifying Party	6.3(a)
Inquiry	4.7(a)
IP Assignment Agreements	1.3(b)(vii)
IP License Agreement	1.3(b)(iv)
Lease	2.8(b)
Leased Real Property	2.8(b)
Material Contract	2.10(a)
Material Customers	2.11
Material Suppliers	2.11
New Buyer Employee	9.3(a)
Non-Compete Period	9.9(a)
Non-Contingent Bonuses	9.3(c)
Non-Solicit Period	9.9(b)
Objection Notice	1.4(b)(i)
Outside Date	7.1(d)(ii)
Parties	Preamble
Party	Preamble
Patent Assignment Agreement	1.3(b)(v)
Permits	1.1(a)(iv)
Pre-Closing Period	4.1(a)
Registered Business IP	2.9(a)
Regulatory Authority	2.13(b)
Regulatory Filings	4.3(a)
Reimbursement Amount	9.4(c)
Related Agreements	2.3
Restricted Names	9.5
Safety Notice	2.13(d)
Secured Notes	4.5
Seller	Preamble
Seller Board	2.3
Seller Change of Recommendation	4.7(a)
Seller Disclosure Letter	Article II

Seller FDA Letters	5.2(g)
Seller FSA	9.3(a)
Seller Indemnified Parties	6.2
Seller Related Parties	7.2(b)(v)
Seller SEC Documents	Article II
Seller Termination Fee	7.2(b)(i)
Seller Trademarks	9.6
Shire Milestone Payment	9.4(a)
Specified Milestone Payment	9.4(a)
Straddle Period	8.1(b)(i)
Sublease	1.3(b)(xi)
Supply Agreements	4.6
Tax Claim	8.4
Third Party Claim	6.3(a)
Third Party IP	2.9(b)
Trademark Assignment Agreement	1.3(b)(vii)
Transfer Taxes	8.1(a)
Transferred Accounts Receivable	1.1(a)(xiv)
Transferred Inventory	1.1(a)(xi)
Transferred IP	1.1(a)(iv)
Transferred IP Agreements	2.9(b)
Transferred IP Documentation	1.1(a)(vi)
Transferred Permits	1.1(a)(iv)
Transition Services Agreement	1.3(b)(x)
Upfront Payment	1.2(a)
Upward Adjustment Amount	1.4(c)(ii)

10.3    Press Releases and Announcements. Each Party shall consult with the other Party and give the other Party a reasonable opportunity to comment on such Party’s press release announcing the execution and delivery of this Agreement. No Party shall issue (and each Party shall cause its affiliates not to issue) any press release or public disclosure relating to the subject matter of this Agreement, or its terms, without the prior written approval of the other Party; provided, however, that nothing in this Section 10.3 shall prevent any Party from (a) making any public disclosure it believes in good faith is required by Law, regulation or stock exchange rule (in which case the disclosing Party shall use its commercially reasonable efforts to advise the other Party prior to making disclosure and the other Party shall have the right to review such press release or announcement prior to its publication) or (b) enforcing its rights hereunder.

10.4    No Third Party Beneficiaries. Except as provided by applicable Law, this Agreement shall not confer any rights or remedies upon any Person (including with respect to any employee or former employee of Seller, Buyer or any of its affiliates, any New Buyer Employees and any Business Employees, any right to employment or contractual employment for any specified period) other than each Party and its respective successors and permitted assigns and, to the extent specified herein, its respective affiliates; provided, however, that the provisions of Article VI are intended for the benefit of the entities and individuals specified therein and their respective legal representatives, successors and assigns. No provision of this Agreement shall be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise to limit the right of Buyer or Seller to amend, modify or terminate any such employee benefit plan.

10.5    Entire Agreement. This Agreement (including the documents referred to herein), the Related Agreements and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matters hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 7.1, Buyer shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, between the Parties or any of them with respect to the subject matter hereof and thereof.

10.6    Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by each of the Parties named herein and its respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder (whether by operation of Law or otherwise) without the prior written consent of the other Party; provided, that Buyer may assign the right to acquire certain of the Acquired Assets to one or more of its affiliates prior to the Closing (provided that in connection with any such assignment, Buyer shall remain primarily liable for such assigned obligations); provided, however, following the Closing, Buyer may assign and delegate, in whole or in part, its rights and obligations hereunder to either (i) a wholly-owned Subsidiary of Buyer or (ii) an affiliate under common control with Buyer; and provided, further, however, that no such assignment shall relieve Buyer of any obligation or liability under this Agreement.

10.7    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by e-mail of a .pdf, .tif, .jpeg or similar attachment (“Electronic Delivery”), and any such counterparty delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

10.8    Notices. All notices and other communications under this Agreement shall, except to the extent expressly provided to be oral, be in writing and shall be deemed duly delivered, given and received as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery; (c) if sent by e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving Party, when transmitted and the sender has received non-automated confirmation of receipt by the recipient; (d) if sent by e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving Party, and the sender has received non-automated confirmation of receipt by the recipient, no earlier than the following Business Day; and (e) if otherwise actually personally delivered, when received, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties:

if to Buyer, to:

Ipsen S.A.

65 quai Georges Gorse

92100 Boulogne Billancourt

France

Email: francois.garnier@ipsen.com

Attn: François Garnier, EVP General Counsel

with a copy (which shall not constitute notice) to:

Dechert LLP

1900 K Street, NW

Washington, DC 20006

Email: tony.chan@dechert.com

Attn: Tony Chan

If to Seller, to:

Merrimack Pharmaceuticals, Inc.

One Kendall Square, Suite B7201

Cambridge, MA 02139

Email: jmunsie@merrimack.com

Attn: Jeffrey A. Munsie, General Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

Email: graham.robinson@skadden.com

Attn: Graham Robinson

10.9    Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state. Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any suit, action, legal proceeding or claim arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such suit, action, legal proceeding or claim except in the Court of Chancery of the State of Delaware, or, if such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such suit, action, legal proceeding or claim may be heard and determined in the Court of Chancery of the State of Delaware, or, if such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such suit, action, legal proceeding or claim in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such suit, action, legal proceeding or claim in such courts. Each of the Parties hereto (A) agrees that a final judgment in any such suit, action, legal proceeding or claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (B) waives any objection to the recognition and enforcement by a court in other jurisdictions of any such final judgment. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.9 in the manner provided for notices in Section 10.8. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

10.10    Amendments and Waivers. The Parties may mutually amend or waive any provision of this Agreement at any time. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties. No waiver by either Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

10.11    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the body making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

10.12    Expenses. Except as otherwise specifically provided to the contrary in this Agreement or any of the Related Agreements, each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, whether or not the Closing takes place, except that Seller and Buyer shall each bear 50% of (a) any expenses incurred in connection with any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes; and (b) any fees of the Escrow Agent for the provision of services under the Escrow Agreement.

10.13    Specific Performance. Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or are threatened to be breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that prior to the valid termination of this Agreement in accordance with Section 7.1, (i) the Parties shall be entitled to seek (in a court of competent jurisdiction as set forth in Section 10.9) an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including Buyer’s obligation to effect the Closing), without bond or other security being required, this being in addition to any remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Seller nor Buyer would have entered into this Agreement. Without limiting the generality of the foregoing, it is explicitly agreed that Seller shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce Buyer’s obligation to effect the Closing on the terms and conditions set forth herein in the event that all conditions in Sections 5.1 and 5.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is then capable of being satisfied at a Closing on such date) at the time when the Closing would have occurred but for the failure of Buyer to comply with its obligations to effect the Closing pursuant to the terms of this Agreement. Each of Seller and Buyer acknowledges and agrees that following a valid termination of this Agreement in accordance with Section 7.1, each Party shall be entitled to seek monetary damages for a willful or intentional breach of this Agreement. In no event shall any Party be responsible and liable for any monetary damages or other amounts under this Section 10.13 that are special, exemplary or punitive damages.

10.14    Construction. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) ”either” and “or” are not exclusive and “include”, “includes” and “including” are not limiting; (b) ”hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) the word “will” shall be construed to have the same meaning as the word “shall”; (d) ”extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (f) references to any Law, Contract, instrument or other document shall mean such Law, Contract, instrument or other document as amended, supplemented or otherwise modified from time to time, including by succession of comparable successor Laws; (g) references to a person or entity are also to its permitted successors and assigns; (h) references to an “Article”, “Section”, “Exhibit”, “Annex” or “Schedule” refer to an Article or Section of, or an Exhibit, Annex or Schedule to, this Agreement; (i) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (j) unless the context so requires, references to any Laws or specific provisions of Laws shall include any rules, regulations and delegated legislation issued thereunder; (k) references to any pronoun shall include the corresponding masculine, feminine and neuter forms; and (l) the table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and if any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against either Party. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

10.15    Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH AND THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.15.

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The Parties hereto have executed this Agreement as of the date first above written.

MERRIMACK PHARMACEUTICALS, INC.

By:	/s/ Gary L. Crocker
Name:	Gary L. Crocker
Title:	Interim CEO

IPSEN S.A.

By:	/s/ David Meek
Name:	David Meek
Title:	Chief Executive Officer

[Signature Page to Asset Purchase and Sale Agreement]